As Filed with the Securities and Exchange Commission on February 12, 2004.

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SYPRIS SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	61-1321992
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 Bullitt Lane, Suite 450

Louisville, Kentucky 40222

(502) 329-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey T. Gill

President & Chief Executive Officer

Sypris Solutions, Inc.

101 Bullitt Lane, Suite 450

Louisville, Kentucky 40222

Telephone (502) 329-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Robert A. Heath, Esq.	Michael Hirschberg, Esq.
Wyatt, Tarrant & Combs, LLP	Piper Rudnick LLP
500 West Jefferson Street, Suite 2800	1251 Avenue of the Americas
Louisville, Kentucky 40202	New York, New York 10020
Telephone (502) 589-5235	Telephone (212) 835-6000

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered in connection with dividend or interest reinvestment plans, check the following box:    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee

Common Stock, $0.01 par value (3)	3,450,000 shares	$21.00	$72,450,000	$9,179.42

(1)	Includes 450,000 shares issuable pursuant to an over-allotment option granted to the underwriters.
(2)	Estimated and calculated pursuant to Rule 457(c), solely for the purpose of calculating the registration fee.
(3)	Includes the Series A Preferred Stock purchase rights associated with the common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated February 12, 2004

PROSPECTUS

3,000,000 Shares

Common Stock

We are offering 3,000,000 shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol SYPR. On February 10, 2004, the last reported sale price for our common stock on the Nasdaq National Market was $21.25 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 5.

	Per share	Total

Public Offering Price	$	$

Underwriting Discount	$	$

Proceeds, before expenses, to Sypris Solutions, Inc.	$	$

The underwriters have a 30-day right to purchase up to an additional 450,000 shares of our common stock from us to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

Needham & Company, Inc.

Robert W. Baird & Co.	Raymond James

The date of this prospectus is                         , 2004.

INSIDE FRONT COVER GRAPHICS:

Top of page text:	Appears Sypris logo and is accompanied by the following phrases:

Sypris Solutions is a diversified provider of technology-based outsourced services and specialty products. We perform a wide range of manufacturing and technical services, typically under multi-year, sole-source contracts with corporations and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment.

Bottom of page text:	Providing Customers with Solutions

Also shown are three depictions representing the primary markets in which the company provides its services or sells its products.

Depiction 1 (first 1/3 of page):	Shows a military fighter jet deployed with missiles and a military aircraft carrier in the sea below and contains the following phrases:

Aerospace & Defense Electronics

Where performance, precision and reliability are critical.

We provide manufacturing services for the production of complex circuit cards for use in missile guidance systems, avionics, and satellite communications systems for Boeing, General Dynamics, Honeywell, Lockheed Martin, Northrop Grumman and Raytheon.

Depiction 2 (second 1/3 of page):	Shows a class 8 truck and contains the following phrases:

Truck Components & Assemblies

Helping customers compete on a global basis.

We are the principal provider of manufacturing services for the production of medium and heavy-duty truck axle shafts in North America for Dana and ArvinMeritor.

Depiction 3 (third 1/3 of page):	Shows a communications tower and contains the following phrases:

Test & Measurement Services

Meeting mission critical charters in the most remote of locations.

We provide calibration, certification and repair services for the FAA at over 500 airports, and for the National Weather Service at each of its 130 advanced warning weather service radar stations.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are not, and the underwriters are not, making an offer to sell or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

In this prospectus, “Sypris,” “SYPR,” “we,” “us” and “our” refer to Sypris Solutions, Inc. and its subsidiaries and predecessors, collectively. “Sypris Solutions” and “Sypris” are our trademarks. All other trademarks, servicemarks or trade names referred to in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights our business and other selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including our financial statements and other information included or incorporated by reference in this prospectus, before deciding to invest. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in those forward-looking statements as a result of factors described under the heading “Risk Factors” and elsewhere in this prospectus.

Our Business

We are a diversified provider of outsourced services and specialty products. We perform a wide range of manufacturing, engineering, design, testing and other technical services, typically under multi-year, sole-source contracts with corporations and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment. Revenue from our three core markets accounted for approximately 94% of our revenue during the year ended December 31, 2003, while revenue from our outsourced services accounted for approximately 83% of our revenue. We expect these percentages to increase in the future.

We focus on those markets where we have the expertise, qualifications and leadership position to sustain a competitive advantage. We develop strong partnerships with industry leaders who embrace multi-year contractual relationships as a strategic component of their supply chain management and have the potential for long-term growth. The quality of these contracts, many of which are sole-source by part number and which are for terms of up to eight years, enable us to invest in leading-edge technologies to help our customers remain competitive.

The investments we make in advanced manufacturing and process technologies in support of our contracts provide us with the productivity, flexibility, capabilities and economies of scale that help differentiate us from the competition when it comes to cost, quality, reliability and customer service. For example, between 2000 and 2003 we invested approximately $59 million to expand and automate the services we provide to our customers in the truck components & assemblies market. The automation substantially increased our output per man hour and the integration of new machining capabilities with our existing operations should enable us to reduce labor and shipping costs and minimize cycle times for our customers. In addition, the ability to use these assets to meet the production needs of a number of customers should help us to balance our risk and increase capacity utilization, thereby further reducing our total cost of production.

We have established positions of leadership in each of our core markets, which consist of the following:

Aerospace & Defense Electronics. We have been a supplier of manufacturing and technical services to major aerospace & defense companies and agencies of the U.S. Government for over 37 years. Our customers include Boeing Company, General Dynamics Corporation, Honeywell International, Inc., Lockheed Martin Corporation, Northrop Grumman Corporation and Raytheon Company. We manufacture complex circuit cards, high-level assemblies and subsystems for applications where performance, precision and reliability are critical, including missile guidance systems, satellite communications systems and avionics. We also have a long-term relationship with the National Security Agency to design and build secure communications equipment and write encryption software. The defense budget for fiscal 2004 contains provisions to increase spending for missiles, smart weapons, sensors, surveillance, intelligence and secure communications, areas for which we have long provided essential services and products. Our aerospace & defense electronics business accounted for approximately 51% of net revenue in 2003.

Truck Components & Assemblies. We are the principal supplier of manufacturing services for the forging and machining of medium and heavy-duty truck axle shafts in North America. We provide these services under multi-year, sole-source contracts with ArvinMeritor, Inc. and Dana Corporation, the two primary providers of drive train assemblies for the leading truck manufacturers, including Ford Motor Company, Freightliner LLC, Mack Trucks, Inc., Navistar International Corporation, PACCAR, Inc. and Volvo Truck Corporation. We also supply Visteon Corporation with light axle shafts for Ford’s F150, F250, F350 and Ranger series pickup trucks, Ford Expedition, Lincoln Navigator and the Ford Mustang GT. We continue to support our customers’ strategies to outsource non-core operations by supplying additional components and providing additional value added operations for drive train assemblies. Our truck components & assemblies business accounted for approximately 31% of net revenue in 2003.

Test & Measurement Services. We provide technical services for the calibration, certification and repair of test & measurement equipment in the U.S. Our customers include AT&T Corporation, Bose Corporation, Lucent Technologies, Inc., Nokia Corporation, Siemens AG, TRW Inc. and Tyco International, Ltd., which utilize these services to ensure their equipment is maintained in accordance with the requirements of certain manufacturing and quality assurance standards. We are the sole provider of calibration, certification and repair services for equipment used by the Federal Aviation Administration to maintain the radar systems and directional beacons at each of the airports it serves in the U.S., the Caribbean and the South Pacific. We also have a sole-source relationship with the National Weather Service to calibrate and certify the equipment that is used to maintain the NEXRAD Doppler radar systems at each of its advanced warning weather service radar stations. We also have a multi-year contract with AT&T Corporation to provide calibration and certification services at over 300 of its central and field switching locations. We are seeing an increased interest by large companies in awarding multi-site contracts for calibration services in order to accelerate vendor reduction programs and reduce costs. Our test & measurement services business accounted for approximately 12% of net revenue in 2003.

We believe the trend toward outsourcing is continuing because outsourcing frequently represents a more efficient, lower cost means for producing a product or delivering a service. We believe that our core markets will experience even greater growth in outsourcing in response to industry consolidation and global competition as companies increasingly embrace the use of outsourcing specialists as a strategic means to enhance operating flexibility, reduce costs, preserve capital and gain access to advanced manufacturing and process technologies.

Our objective is to increase our leadership position in each of our core markets. We intend to serve our customers and achieve this objective by continuing to:

•	concentrate on our core markets;

•	dedicate our resources to support strategic partnerships;

•	pursue the strategic acquisition of customer-owned assets;

•	grow through the addition of new value-added services; and

•	invest to increase our competitiveness and that of our partners.

We believe that by maintaining a concentrated focus, we will benefit as companies increasingly favor outsourcing specialists who have the financial, managerial and capital resources to assume an increasingly greater role in the management of their supply chains.

Recent Developments

On December 31, 2003, we completed the first phase of a proposed two-phase transaction with Dana in which we entered into a new eight-year agreement to supply a wide range of drive train components to Dana for the light, medium and heavy-duty truck markets. In connection with this agreement, we acquired the property, plant, and equipment as well as certain component inventories associated with Dana’s manufacturing plant in Morganton, North Carolina. In the proposed second phase of the transaction, which is evidenced by a letter of intent dated August 25, 2003, we expect to enter into an eight-year agreement with Dana for the supply of forged and machined components for use in the medium and heavy-duty truck markets effective as of the closing, which is expected to occur during 2004. As part of the proposed transaction, we plan to acquire a portion of Dana’s manufacturing campus in Toluca, Mexico and certain production equipment currently located at other Dana facilities in the U.S.

On January 13, 2004, we signed a letter of intent with ArvinMeritor to supply trailer axle beams and a variety of drive train components to ArvinMeritor under a series of multi-year agreements, the first of which is expected to commence during 2004, with the balance expected to occur during the next two to three years in accordance with a predetermined transition plan. As part of the proposed transaction, we plan to acquire ArvinMeritor’s Kenton, Ohio plant that specializes in the manufacture of trailer axle beams. In addition, the proposed transaction provides for a five-year extension of an existing five-year supply agreement that is otherwise expected to expire on December 31, 2004 under which we supply ArvinMeritor with axle shafts for medium and heavy-duty trucks.

The proposed agreements with Dana and ArvinMeritor remain subject to due diligence and board approvals among other contingencies, and in the case of ArvinMeritor’s Kenton plant, the negotiation and approval of a new union collective bargaining agreement.

We are organized as a Delaware corporation. Our principal executive office is located at 101 Bullitt Lane, Suite 450, Louisville, Kentucky 40222, and our telephone number is (502) 329-2000. We maintain a corporate web site at www.sypris.com. The information on our web site is not part of this prospectus.

The Offering

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to 450,000 additional shares of our common stock from us.

Common stock offered by Sypris Solutions, Inc.	3,000,000 shares

Common stock to be outstanding after this offering	17,330,394 shares

Use of proceeds

The proceeds from the common stock offering will be used to pay down our credit facility, after which the balance will be used along with available funds from our credit facility for any completion of pending and future acquisitions and for general corporate purposes.

Nasdaq National Market symbol	SYPR

Common stock to be outstanding after this offering is based on 14,330,394 shares outstanding as of January 31, 2004 and excludes options to purchase 2,326,236 shares of our common stock exercisable at a weighted average exercise price of $8.99 per share and 1,370,755 shares of common stock reserved for future grant or issuance under our equity incentive compensation plans. Because of the expiration of our existing plans in 2004, a new equity incentive plan is expected to be proposed by the Board of Directors for stockholder approval at our annual meeting on April 27, 2004. If approved, this plan would authorize the issuance of an additional 3,000,000 shares of common stock over the next ten years.

Summary Consolidated Financial Data

(in thousands, except per share data)

We derived the summary financial information below as of December 31, 2003 and for each of the years ended December 31, 2001, 2002 and 2003 from our audited financial statements included elsewhere in this prospectus.

The as adjusted information reflects the application of the net proceeds from the sale of 3,000,000 shares of our common stock in this offering at an assumed public offering price of $21.25 per share, after deducting underwriting discounts and estimated offering expenses payable by us, and the repayment of $56.2 million in outstanding debt.

	Years Ended December 31,
	2001	2002	2003
Consolidated Income Statement Data:
Net revenue	$254,640	$273,477	$276,605
Gross profit	43,547	49,521	46,012
Operating income	13,030	18,956	14,941
Net income	6,367	11,439	8,135

Earnings per common share:
Basic	$0.65	$0.87	$0.57
Diluted	$0.63	$0.84	$0.56

Shares used in computing earnings per common share:
Basic	9,828	13,117	14,237
Diluted	10,028	13,664	14,653

	December 31, 2003
	Actual	As Adjusted
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,019	$15,703
Working capital	80,516	84,200
Total assets	263,495	267,179
Current portion of long-term debt	3,200	—
Long-term debt, net of current portion	53,000	—
Total stockholders’ equity	144,781	204,665

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all the other information in this prospectus before making an investment decision about our common stock. If any of the following risks actually occurs, our business, operating results or financial condition could be materially adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Our business is dependent on multi-year contracts which contain terms that could negatively affect our future financial results.

A material portion of our business is conducted under multi-year contracts, which do not include minimum purchase requirements. As a result, we cannot predict the demand for our services and products under these contracts. In many instances, we may be required to make investments in order to service potential future requirements under these contracts and we may not be able to make those investments or those investments may prove to be less profitable than we anticipate. In general, under our contracts, start-up costs, the management of labor and equipment resources in connection with the establishment of new programs and any inability to accurately project required resources could adversely affect our gross margins, operating results and capital resources.

A substantial part of our revenue is derived from manufacturing services in which we provide material sourcing, procurement, testing and assembly, among other functions. In our aerospace & defense business, we sometimes bear the risk of component price increases, which could increase costs and reduce our operating income. The majority of our contracts are fixed-price type contracts. Under this type of contract, we bear the inherent risk that actual performance cost may exceed the fixed contract price. This is particularly true where the contract was awarded and the price finalized in advance of final completion of design. For these and other reasons, including competitive pressures attendant to the bidding process under which many of our U.S. Government contracts are awarded, contracts we enter into may prove to be unprofitable.

Several of our multi-year contracts have provisions that specify price reductions on a periodic basis during the life of the contract. Our ability to control costs, achieve productivity improvements and develop new processes will be essential if we are to maintain our profit margins during future reductions of prices under these contracts. If we are unable to offset these reductions in price with savings through increased operating efficiencies or from other sources, our financial performance will suffer.

In connection with certain of our multi-year contracts, we use the percentage of completion method of accounting, which involves substantial estimation processes, including estimates of future costs to complete contracts. Revisions of estimates are reflected in operating results in the period in which the factors causing the revisions become known. Accordingly, operating results are subject to the effect of these revisions.

Our multi-year contracts, some of which require a significant capital investment, may be terminated or our customers may delay orders under these contracts, which would reduce our revenues, cash flows and expected return on investment.

We often provide manufacturing services and products under contracts that contain detailed specifications, quality standards and other terms that we must comply with in performing our contract obligations. If we are unable to perform in accordance with the terms of any contract, the customer could seek to terminate that contract, or, at a minimum, downgrade our past performance rating, which increasingly has become the determinative factor among offerors in federal procurement competitions. Moreover, most of our U.S. Government contracts are subject to termination by the U.S. Government either at its convenience or upon our default. Termination-for-convenience provisions provide only for the recovery of costs incurred or committed, settlement expenses and profit on work completed prior to termination. Termination-for-default provisions provide only for the recovery of costs incurred for accepted items, and impose liability on the contractor for excess costs incurred by the U.S. Government in reprocuring undelivered items from another source. If any of our significant contracts were to be terminated or not renewed, we would lose substantial revenues and our operating results, as well as prospects for future business opportunities would be adversely affected.

We, like other government contractors, are subject to various audits, reviews and investigations, including private party “whistleblower” lawsuits, relating to our compliance with federal and state laws. Generally, claims arising out of these U.S. Government inquiries and voluntary disclosures can be resolved without resorting to litigation. However, should the business involved be charged with wrongdoing, or should the U.S. Government determine that the unit or division is not a “presently responsible contractor,” that business, and conceivably our company as a whole, could be temporarily suspended or, in the event of a conviction, debarred for up to three or more years from receiving new government contracts or government-approved subcontracts.

We are required to make substantial capital investments in order to supply manufacturing services to customers launching new programs. If a new program in which a substantial investment had been made were to be delayed or terminated, we could lose the benefit of the associated start-up costs, as well as the anticipated revenues from the program, and our operating results could be harmed. Moreover, the inability or unwillingness of any customer to perform under a significant contract, particularly certain of our multi-year contracts, could materially and adversely affect our financial condition and results of operations.

The demand for our services and products is subject to the needs of our customers, which could vary dramatically, resulting in reduced revenues and operating results.

Our customer orders can fluctuate dramatically for a variety of reasons, including anticipated and unanticipated product life cycle durations, new product introductions, unanticipated facility shutdowns by our customers and competitive conditions in our customers’ industries. These fluctuations may be in the form of reductions, delayed delivery or complete cancellations. Many of our customers will not commit to firm production schedules for more than one week in advance and we may be requested to accommodate delivery schedule modifications. As a result, we may be unable to accurately forecast the level of our customers’ service and product requirements, which in turn may affect, and in some instances impair, our ability to maintain stable utilization of our manufacturing capacity and manage our inventories. In addition, we have at times been required to increase or decrease staffing and incur other expenses to meet the fluctuating demands of our customers. Finally, many of our costs and operating expenses are fixed so that a reduction in customer demand could harm our gross profit and operating income. The fluctuation, cancellation and deferral of customers’ orders have had an adverse effect on our operating results in the past and there can be no assurance that we will not experience such effects in the future.

We recently entered into a multi-year supply agreement with Dana and we may sign additional multi-year contracts, but these contracts may not be successful.

We are looking for strategic opportunities to grow our business through multi-year supply agreements. In this regard, we recently signed an eight-year supply agreement with Dana and acquired a facility in Morganton, North Carolina along with certain manufacturing assets. Even when an acquired facility has already developed and marketed products, the products may not continue to be successful, product enhancements may not be made in a timely fashion and pre-acquisition due diligence may not have identified all possible issues that might arise with respect to the acquired facility or its products. Evaluating our business and prospects may be difficult because of the impact of the recent Dana transaction. There can be no assurance that we will be successful in integrating the operations associated with these transactions.

Failure to complete or achieve expected levels of revenue for our recently-proposed transactions could have a negative effect on us.

We have previously announced two proposed transactions which involve the acquisition of certain assets in Toluca, Mexico and Kenton, Ohio from Dana and ArvinMeritor, respectively, in connection with multi-year supply agreements. Our management has spent, and intends to continue to spend, significant resources to close these transactions. Our failure to close on one or both of these transactions, or our failure to realize the levels of revenue and return on investment expected from these transactions, could have a negative effect on our results of operations and ability to grow and expand our business. Because the extension of our existing supply agreement with ArvinMeritor from 2005 through the end of 2009 is an integral part of our proposal to acquire ArvinMeritor’s Kenton facility, our failure to acquire that facility could negatively affect our negotiations to extend this supply agreement beyond 2004.

We have a high degree of dependence on the aerospace & defense and truck components & assemblies industries, and any negative developments in these industries could have a material adverse impact on our business.

We are dependent upon the continued growth, viability and financial stability of our customers, which are in turn substantially dependent upon the growth, viability and financial stability of the industries in which they operate, including the aerospace & defense and truck components & assemblies industries. These industries have been characterized by technological change and shortened product life cycles and recently have experienced pricing and profit pressures. In addition, our customers are affected by general economic conditions. Adverse changes in the industries in which our customers operate or a loss of market share by our customers could have a material adverse effect on our operating results. Our business may also be adversely affected by changes in funding levels for certain government programs and the manner in which services and products are acquired under these programs.

The aerospace & defense industries have historically been subject to cyclicality. Congress recently approved a supplemental appropriation in response to the war in Iraq, a significant portion of which is expected to be spent on defense. However, the overall U.S. military budget declined in real dollars from the mid-1980s through the late-1990s and the missile electronics component of the budget declined in absolute dollars during the first half of the 1990s. Any significant decline in defense spending, or changes in the allocations of defense appropriations, particularly in the areas of missile systems and secured electronic communications systems, could have an adverse impact on our results of operations.

We provide manufacturing services for a number of companies that supply components and subassemblies for use in the manufacture of medium and heavy-duty trucks, including ArvinMeritor and Dana. The automotive and truck markets are highly cyclical and can be subject to dramatic swings in demand, including changes in demand related to the onset of new government regulations. According to America’s Commercial Transportation (ACT) Publications, the market for medium and heavy-duty trucks has declined significantly from the highs experienced in 1999, resulting in a decrease in production levels of approximately 37% from 1999 to 2003. The trucking industry has been impacted by the general downturn in the economy, the existence of large volumes of high quality used equipment, a lack of credit availability to expand fleets, higher fuel prices and driver wages and rising insurance costs. Should these factors continue in the future, the further decline in these markets could have an adverse impact on our results of operations. Many of our customers in this industry are undergoing restructuring, which creates uncertainty and therefore risk for our business.

Most of our sales come from a small number of customers and many of these customers are in industries that are experiencing recent consolidation. If we lose any of our customers, our net revenue could decline significantly.

Our five largest customers accounted for approximately 50% and 51% of our net revenue in 2002 and 2003, respectively. The aerospace & defense electronics industry, in particular, has been characterized by consolidation in the last several years. If any of our significant customers were to be involved in a business combination, it is possible that, subject to the terms of our multi-year supply agreements, the combined entity might choose to terminate business with us or originate new business with our competitors. If one or more of our major customers does not engage us to provide additional services and products, or if it reduces the amount of our services and products that it uses, and we are not able to sell our services and products to new customers at comparable levels, our revenue could decline materially. In addition, the non-payment or late payment of amounts due from our major customers could adversely affect us.

We generate a substantial amount of revenue from sales to agencies of the federal government, which can be negatively impacted by budgetary constraints and Congressional priorities.

We sell manufacturing services and products to a number of government agencies, which in the aggregate represented approximately 16% and 18% of net revenue during 2002 and 2003, respectively. We also serve as a contractor for a number of large aerospace & defense companies, including Boeing, General Dynamics, Honeywell, Lockheed Martin, Northrop Grumman and Raytheon, that participate in federally funded programs. Sales to these companies, in the aggregate, represented approximately 32% and 29% of net revenue during 2002 and 2003, respectively. Performance under government contracts has certain inherent risks that could have an adverse impact on our business, results of operations and financial condition.

Government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress typically appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. As a result, at the beginning of a major program, a contract is typically only partially funded and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years. Due to the recent armed conflicts in Iraq and Afghanistan and other political and economic factors, future levels of defense spending cannot be predicted and delays or declines or changes in U.S. military expenditures could adversely affect our business, results of operations and financial condition, depending upon the programs affected, the timing and size of the changes, and our ability to offset the impact with new business or cost reductions.

Our success is substantially dependent upon the continuing trend of our customers to purchase the manufacturing services and products we provide.

Our success in originating business is dependent upon the continuing belief by our customers that outsourcing the services and products we provide is a means to reduce excess capacity, lower costs, improve quality and/or increase balance sheet productivity. Should structural or other changes occur in the industries we serve that cause outsourcing to be less attractive, our financial results could be harmed.

The markets for our services and products are subject to technological change. Our failure to respond timely or adequately to those changes may render our existing technology less competitive or obsolete, and our operating results may suffer.

The markets for our services and products are characterized by changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, make required capital investments, develop and market services and products that meet changing customer needs, and successfully anticipate or respond to technological changes on a cost-effective and timely basis. We and other providers of outsourced services and products to the aerospace & defense electronics and truck components & assemblies industries could in the future encounter competition from new or revised technologies that render existing technology and equipment less competitive or obsolete. There can be no assurance that we will effectively respond to the technological requirements of the changing market, including the need for substantial additional capital expenditures that may be required as a result of those changes and as a result, our operating results may suffer.

We face substantial competition and our failure to compete successfully will limit our ability to retain or increase our market share.

We operate in a highly competitive environment and compete against numerous domestic and foreign companies. In addition, we are dependent upon the continuing trend of original equipment manufacturers, or

OEMs, to outsource, and we consider the internal capabilities of our customers to be a source of substantial competition. We believe that the principal competitive factors in our markets include the availability of capacity, technological capability, flexibility and timeliness in responding to design and schedule changes, price, quality, delivery and financial strength. Our net revenue could decline if our competitors or customers are able to provide comparable manufacturing services or products at a lower cost, or if we fail to make the investments in our business necessary to provide the range and quality of manufacturing services and products our customers require.

Some of our competitors are larger and have greater financial and organizational resources, larger customer bases and greater brand or name recognition than we do. As a consequence, our competitors may be better able to respond to technological changes or customer needs or finance acquisitions or internal growth. If we fail to compete successfully, we may not be able to retain or increase our market share and our business could be seriously harmed. There can be no assurance that our business will not be adversely affected by increased competition, or that we will be able to maintain our profitability if the competitive environment changes.

We purchase certain components that are available from only a limited number of suppliers and/or are subject to allocation among users, and any interruption in the supply of these components could adversely affect our profitability.

Some of our manufacturing services or products require one or more components that are available from a limited number of providers or from sole-source providers. In the past, some of the materials we use, including capacitors and memory and logic devices, have been subject to industry-wide shortages. As a result, suppliers have been forced to allocate available quantities among their customers and we have not been able to obtain all of the materials desired. Our inability to obtain these or any other needed materials could slow production or assembly, delay shipments to our customers, increase costs and reduce operating income.

Growth in our operations may strain our resources. If we are unable to successfully manage our growth, our business could be seriously harmed.

If we are unable to successfully manage our growth or if we have problems implementing our new systems or controls, our business could be seriously harmed. This growth has placed, and our future growth may place, a significant strain on our management and other resources. To manage this growth, we will be required to implement new operational and financial systems, procedures and controls and expand and train our employee base. We cannot assure you that our management or systems will be adequate to support our existing or future operations. If we are unable to manage our growth and assimilate new operations cost effectively, our profitability could decline. Growth in our business will also likely require us to invest in manufacturing equipment to improve our manufacturing processes and efficiency. We may have limited experience or expertise in installing or operating such equipment, which could negatively impact our ability to deliver products on time or with acceptable costs. In addition, a material portion of our manufacturing equipment requires significant maintenance to operate effectively and we may experience maintenance and repair issues with our manufacturing equipment. We may also be required to relocate equipment between facilities, which could negatively impact our production processes.

Our growth strategy includes acquiring complementary businesses. Most of our acquisitions require the approval of our bank group. We cannot assure you that we will be able to successfully identify suitable acquisition opportunities or finance and complete any particular acquisition, combination or other transaction on acceptable terms and prices. Furthermore, acquisitions may involve a number of risks for us, including:

•	diversion of management’s attention;

•	difficulties in integrating systems, operations and cultures;

•	potential loss of key employees and customers of the acquired companies;

•	lack of experience operating in the geographic market of the acquired business;

•	an increase in our expenses and working capital requirements;

•	risks of entering into markets or producing products where we have limited or no experience, including difficulties in integrating purchased technologies and products with our technologies and products;

•	our ability to improve productivity and implement cost reductions;

•	our ability to secure collective bargaining agreements with employees; and

•	exposure to unanticipated liabilities.

We must integrate acquisitions successfully in order to maintain profitability of the acquired businesses and operations.

If we are unable to obtain additional capital on favorable terms, our growth could be adversely affected.

Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the pace at which we grow our business and acquire new facilities. One method we have used to obtain multi-year supply agreements is to buy a customer’s non-core manufacturing assets and produce products for them. In addition to the net proceeds we will receive from this offering, we may need to raise substantial additional funds in order to grow our business. We cannot be certain that we will be able to obtain additional financing on favorable terms or at all. Additional equity financing could result in dilution to existing holders, including holders of common stock purchased in this offering. If additional financing is obtained in the form of debt, the terms of the debt could place restrictions on our ability to operate or increase the financial risk of our capital structure. Our ability to borrow under our current credit facility is conditioned upon our compliance with various financial covenants.

If we are unable to raise additional funds when needed, our ability to operate and grow our business could be impeded. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financing unattractive for us.

The unavailability or increase in cost of utilities would negatively affect our business and the businesses of our customers.

We and our customers depend on a constant supply of electricity and natural gas from utility providers for the operation of our respective businesses and facilities. During the third quarter of 2003, we and many of our customers experienced a severe power outage which reduced both our ability to manufacture and deliver products and our customers’ demand for products. If we or our customers experience future interruptions in service from these providers, our production and/or delivery of products will be negatively affected. Additionally, due to the heavy consumption of energy in our production process and the businesses of our customers, if the cost of energy significantly increases, our results of operations, and those of our customers, could be negatively impacted.

Our competitiveness could be challenged and our business could be negatively impacted should we fail to maintain satisfactory labor relations.

We currently have collective bargaining agreements, covering approximately 390 employees, or approximately 23% of total employees, with the United Steelworkers of America, the International Association of Machinists, the International Brotherhood of Electrical Workers, and the International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers, AFL-CIO. Although we believe overall that our relations with our labor unions are positive, there can be no assurance that present and future issues with our unions will be resolved favorably or that we will not experience a work stoppage, which could adversely affect our results of operations.

Due to the nature of our business, we may incur product liability claims.

We face an inherent risk of exposure to product liability claims in the event that the failure of our products results, or is alleged to result, in bodily injury or property damage. We cannot assure you that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend such claims. Although we are currently covered by insurance against product liability claims, we cannot assure you that such coverage will be adequate for liabilities ultimately incurred or that it will continue to be available on terms acceptable to us. In addition, if any of the products of which our components are a part are alleged to be defective, we may be required to participate in a recall involving such products. Each vehicle manufacturer has its own policy regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with product liability claims. A successful claim brought against us in excess of our available insurance coverage, or a requirement to participate in a product recall, may have a material adverse effect on our business.

We are subject to risks associated with environmental regulations, which expose us to potential liability.

We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals and substances used in our operations. If we fail to comply with present or future regulations, the following adverse effects could occur:

•	we could be forced to alter manufacturing processes;

•	we could be fined substantial amounts;

•	our production could be suspended; or

•	we could be forced to discontinue certain operations.

One method we have used to obtain multi-year supply agreements is to buy a customer’s non-core manufacturing assets and produce products for them. Groundwater and other contamination has occurred at certain of our current and former facilities during the operation of those facilities by their former owners and this contamination may occur at future facilities we operate or acquire. Although we typically receive environmental indemnification agreements from previous owners of these facilities, there is no assurance that the indemnification of us by the former owners of those facilities for any contamination will be adequate to protect us from liability.

In particular, our Marion, Ohio facility is subject to soil and groundwater contamination involving petroleum compounds, semi-volatile and volatile organic compounds, certain metals, PCBs and other contaminants, some of which exceed the state voluntary action program standards applicable to the site. We continue to test and assess this site to determine the extent of this contamination by the prior owners of the facility. A leased facility we formerly occupied in Tampa, Florida is subject to remediation activities related to groundwater contamination involving methyl chloride and other volatile organic compounds which occurred prior to our use of the facility, and such contamination extends beyond the boundaries of the facility. The prior operator of the facility has entered into a consent order with the State of Florida and agreed to remediate the contamination, the full scope of which has not yet been determined. We previously acquired certain business assets formerly located at a leased facility in Littleton, Colorado, where chlorinated solvents had been disposed of on site by a prior owner of the business at the site, contaminating the groundwater at and around the site. The seller of the assets to us is operating a remediation system on the site approved by the State of Colorado and has entered into a consent order with the EPA providing for additional investigation at the site. Our Morganton, North Carolina facility is subject to soil contamination involving petroleum compounds. Under our purchase agreement for this facility, Dana has agreed to indemnify us for environmental violations that existed as of the closing provided that we notify Dana of these violations prior to December 31, 2005.

Our ability to operate effectively could be impaired if we were to lose key personnel or fail to attract and retain qualified employees.

Our future success will depend to a large extent upon the efforts and abilities of key senior management, managerial and technical employees. The loss of services of certain of these key employees could have a material adverse effect on our business. Our future success will also be influenced by our ability to continue to attract and retain qualified employees. We generally do not enter into employment agreements with our employees and have limited the use of employment agreements to executive recruitment and the retention of key management associated with an acquisition.

Risks Related to this Offering

Our stock price has been volatile, which may make it more difficult to realize a gain on your investment in our stock.

The market price of our common stock has been volatile. The value of our common stock may decline regardless of our operating performance or prospects. The trading price of our common stock could be subject to wide fluctuations in response to:

•	our perceived prospects;

•	variations in our operating results and our achievement of key business targets;

•	changes in securities analysts’ recommendations or earnings estimates;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts by our competitors;

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

•	general economic or stock market conditions unrelated to our operating performance.

A small group of our existing stockholders owns a significant amount of our stock, and their interests may differ from other stockholders.

Immediately after this offering, members of the Gill family, as a group, will own approximately 48% of our common stock. As a result, the Gill family, should they vote as a group, has the ability to significantly influence the election of our board of directors or the approval or disapproval of matters submitted to a vote of stockholders, including proposals regarding any merger, consolidation or other change of control transaction or a sale of all or substantially all of our assets. Due to the expected record date for the stockholders entitled to participate in our next annual meeting, it is unlikely that shares acquired in this offering will be entitled to vote at that meeting.

Our management will have broad discretion over the use of the capital resources made available by this offering and you may not agree with the way they are used.

While we currently intend to use the net proceeds of this offering to reduce borrowings under our credit facility and for general corporate purposes including any completion of the ArvinMeritor Kenton transaction and the Dana Toluca, Mexico transaction, we may subsequently choose to make additional borrowings under or expand that facility for a variety of purposes, including to finance acquisitions or other expansions of our business. The effect of the offering will be to increase capital resources available to our management, and our management may allocate these capital resources as it determines is necessary. You will be relying on the judgment of our management with regard to the use of the capital resources generated by this offering.

Our stock price may decline if additional shares are sold in the market after the offering.

Future sales of substantial amounts of shares of our common stock by our existing stockholders in the public market, or the perception that these sales could occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through future sales of equity securities. Holders of 8,584,893 shares of our common stock have agreed with the underwriters to refrain from selling their shares for a period of 90 days after this offering. Increased sales of our common stock in the market after expiration of the lock-up agreements could exert significant downward pressure on our stock price.

Our anti-takeover provisions and the concentration of ownership of our common stock may deter potential acquirers and may depress our stock price.

Certain provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a change of control, or changes in our management, that stockholders consider favorable. Such provisions include:

•	a provision authorizing the issuance by our board of “blank check” preferred stock without any action by our stockholders;

•	a classified board of directors with staggered, three-year terms; and

•	a requirement for a vote of not less than 80% of voting shares outstanding to call a special meeting of stockholders.

Additionally, because members of the Gill family will continue to hold substantial voting power after the offering, they may be able to prevent most changes of control. Moreover, in 2001, we adopted a stockholder rights plan, which could substantially deter a takeover attempt on terms we deem unacceptable. Lastly, the Delaware General Corporation Law imposes limitations on persons proposing to merge with or acquire us. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements including statements concerning the future of our industries, product development, business strategy, the possibility of future acquisitions, continued acceptance and growth of our products and dependence upon significant customers. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or include other forward-looking information. You should not place undue reliance on these forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted above and other factors noted throughout this prospectus could cause our actual results to differ significantly from the results contained in any forward-looking statement.

In this prospectus, we rely on and refer to information and statistics regarding the markets in which we compete. We obtained this information and these statistics from various third party sources and publications that are not produced for the purposes of securities offerings or economic analysis. We have not independently verified the data and cannot assure you of the accuracy of the data we have included.

USE OF PROCEEDS

The net proceeds to us from the sale of the 3,000,000 shares of common stock offered with this prospectus will be approximately $59.9 million, assuming a public offering price of $21.25 per share and after deduction of the underwriting discounts and estimated offering expenses to be paid by us.

We intend to use the net proceeds from the offering to pay down outstanding debt under our credit facility after which the balance will be used along with available funds from our credit facility for any completion of pending and future acquisitions and for general corporate purposes. The weighted average interest rate on borrowings under our credit facility, which expires in October 2008, was approximately 2.9% at January 31, 2004.

We may subsequently choose to make additional borrowings under or expand our credit facility for a variety of purposes, including to finance acquisitions or other business expansions.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq National Market under the symbol “SYPR.” The following table sets forth, for the periods indicated, the high and low closing sale prices per share of the common stock as reported by the Nasdaq National Market.

	High	Low
Year ended December 31, 2002
First Quarter	$16.35	$12.50
Second Quarter	21.35	15.30
Third Quarter	16.03	10.00
Fourth Quarter	12.28	9.94

Year ended December 31, 2003
First Quarter	$11.25	$6.88
Second Quarter	10.75	7.50
Third Quarter	16.61	10.25
Fourth Quarter	17.75	12.78

Year ending December 31, 2004
First Quarter (through February 10, 2004)	$21.90	$17.12

The last reported sale price of our common stock on the Nasdaq National Market on February 10, 2004 was $21.25 per share. As of January 31, 2004, there were 838 holders of record of our common stock.

DIVIDEND POLICY

On September 22, 2002, our Board of Directors declared an initial quarterly cash dividend of $0.03 per common share outstanding. Cash dividends of $0.03 per common share have been paid quarterly since the initial dividend was declared in 2002. Dividends may be paid on common stock only when, as and if declared by our Board of Directors in its sole discretion.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003 and as adjusted to reflect the sale of 3,000,000 shares of our common stock offered by this prospectus at an assumed public offering price of $21.25 per share, after deducting underwriting discounts and offering expenses payable by us, and the repayment of $56.2 million in outstanding debt.

	December 31, 2003
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$12,019	$15,703

Current portion of long-term debt	$3,200	$—

Long-term debt, net of current portion	$53,000	$—
Stockholders’ equity:
Preferred stock, par value $.01 per share, 981,600 shares authorized; no shares issued	—	—
Series A preferred stock, par value $.01 per share, 18,400 shares authorized; no shares issued	—	—
Common stock, non-voting, par value $.01 per share, 10,000,000 shares authorized; no shares issued	—	—
Common stock, par value $.01 per share, 30,000,000 shares authorized; 14,283,323 shares issued and outstanding, actual; 17,283,323 shares issued and outstanding, as adjusted	143	173
Additional paid-in capital	83,541	143,395
Retained earnings	63,443	63,443
Accumulated other comprehensive income (loss)	(2,346)	(2,346)

Total stockholders’ equity	144,781	204,665

Total capitalization	$197,781	$204,665

The outstanding share information excludes outstanding options to purchase 2,345,385 shares of common stock exercisable at a weighted-average exercise price per share, as of December 31, 2003, of $8.96 and 1,375,011 shares of common stock reserved for future issuance under our equity incentive compensation plans. Because of the expiration of our existing plans in 2004, a new equity incentive plan is expected to be proposed by the Board of Directors for stockholder approval at our annual meeting on April 27, 2004. If approved, this plan would authorize the issuance of an additional 3,000,000 shares of common stock over the next ten years.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

The following selected financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The selected financial data set forth below with respect to statements of income for each of the years in the three-year period ended December 31, 2003 and with respect to the balance sheets at December 31, 2002 and 2003, are derived from our audited financial statements. These financial statements are included elsewhere in this prospectus and the data below are qualified by reference to those financial statements and related notes. The statements of income data for the years ended December 31, 1999 and 2000 and the balance sheet data at December 31, 1999, 2000 and 2001 are derived from our audited financial statements not included in this prospectus.

	Years Ended December 31,
	1999	2000	2001(1)	2002(2)	2003
Consolidated Income Statement Data:

Net revenue	$202,130	$216,571	$254,640	$273,477	$276,605
Cost of sales	157,181	176,258	211,093	223,956	230,593

Gross profit	44,949	40,313	43,547	49,521	46,012

Selling, general and administrative	23,388	26,881	26,134	27,114	26,711
Research and development	6,409	3,574	3,054	3,354	4,166
Amortization of intangible assets	986	1,436	1,329	97	194
Special charges	—	2,945	—	—	—

Operating income	14,166	5,477	13,030	18,956	14,941
Interest expense, net	1,730	4,035	4,111	2,742	1,693
Other (income) expense, net	(219)	(344)	(358)	(159)	230

Income before income taxes	12,655	1,786	9,277	16,373	13,018
Income taxes (benefit)	3,099	(1,398)	2,910	4,934	4,883

Net income	$9,556	$3,184	$6,367	$11,439	$8,135

Net income per share:
Basic	$1.00	$0.33	$0.65	$0.87	$0.57
Diluted	$0.97	$0.32	$0.63	$0.84	$0.56

Cash dividends declared per common share	$—	$—	$—	$0.06	$0.12

Shares used in computing per share amounts:
Basic	9,515	9,671	9,828	13,117	14,237
Diluted	9,861	9,964	10,028	13,664	14,653

	December 31,
	1999	2000	2001	2002	2003(3)
Consolidated Balance Sheet Data:

Cash and cash equivalents	$10,406	$14,674	$13,232	$12,403	$12,019
Working capital	53,705	58,602	67,325	77,593	80,516
Total assets	148,564	179,122	211,444	223,605	263,495
Current portion of long-term debt	5,400	2,500	7,500	7,000	3,200
Long-term debt, net of current portion	49,000	62,500	80,000	30,000	53,000
Total stockholders’ equity	60,820	64,205	70,120	137,035	144,781

(1)	On May 31, 2001, we completed the acquisition of the net assets of Dana’s Marion, Ohio facility and its results of operations are included from that date forward.
(2)	On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” which required us to discontinue the amortization of goodwill. See Note 1 of our consolidated financial statements for the year ended December 31, 2003 included elsewhere in this prospectus.
(3)	On December 31, 2003, we completed the acquisition of the net assets of Dana’s Morganton, North Carolina facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read together with the other financial information and consolidated financial statements included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in the forward-looking statements as a result of a variety of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a diversified provider of outsourced services and specialty products. We perform a wide range of manufacturing, engineering, design, testing and other technical services, typically under multi-year, sole-source contracts with major companies and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment. Revenue from our three core markets accounted for approximately 94% of our revenue for the year ended December 31, 2003, while revenue from our outsourced services accounted for approximately 83% of our revenue. We expect these percentages to increase in the future.

We have four major operating subsidiaries that are grouped into two reportable segments, the Electronics Group and the Industrial Group. The Electronics Group is comprised of Sypris Data Systems, Inc., Sypris Electronics, LLC and Sypris Test & Measurement, Inc. Revenue from this group is derived primarily from the sale of manufacturing services, technical services and products to customers in the markets for aerospace & defense electronics and test & measurement services. The Industrial Group consists solely of Sypris Technologies, Inc., which generates revenue primarily from the sale of manufacturing services to customers in the market for truck components & assemblies and from the sale of products to the energy and chemical markets.

Our objective is to become the leading outsourcing specialist in each of our core markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment. We have focused our efforts on establishing long-term relationships with industry leaders who embrace multi-year contractual relationships as a strategic component of their supply chain management.

Recent Contract Awards.    The pursuit of multi-year contractual relationships with industry leaders in each of our core market segments is a key component of our strategy. We focus primarily on those candidates that will enable us to consolidate positions of leadership in our existing markets, further develop strategic partnerships with leading companies, and expand our capability and capacity to increase our value-added service offerings. The quality of these contracts has enabled us to invest in leading-edge technologies that we believe will serve as an important means for differentiating ourselves in the future from the competition when it comes to cost, quality, reliability and customer service.

We recently announced the closing of a transaction with Dana as well as letters of intent for transactions we expect to close in 2004 with Dana and ArvinMeritor.

On December 31, 2003, we completed the first phase of a proposed two-phase transaction with Dana in which we entered into a new eight-year agreement to supply a wide range of drive train components for the light, medium and heavy-duty truck markets to Dana. In connection with this agreement, we acquired the property, plant, and equipment and certain component inventories associated with Dana’s manufacturing plant in Morganton, North Carolina for a purchase price of approximately $22 million. In addition, the parties agreed to a three-year extension of an existing seven-year supply agreement that we originally entered into on May 31, 2001. In the proposed second phase of the transaction, which is evidenced by a letter of intent signed on August 25, 2003, we expect to enter into an eight-year agreement with Dana for the supply of forged and machined components for use in the medium and heavy-duty truck markets effective as of the closing, which is expected to occur during 2004. As part of the proposed transaction, we plan to acquire a portion of Dana’s manufacturing campus in Toluca, Mexico and certain production equipment located at other Dana facilities in the U.S. The first phase of the transaction with Dana is expected to generate approximately $55 to $60 million of revenue per year, or approximately $440 million over the term of the contract while the three-year contract extension currently represents approximately $50 million of revenue per year, or $150 million over the new period. Should we complete the second phase of the transaction with Dana successfully, the total outsourcing arrangement excluding the contract extension is expected to result in revenue of approximately $130 million per year, based upon current market conditions.

On January 13, 2004, we signed a letter of intent with ArvinMeritor to supply trailer axle beams and a variety of drive train components to ArvinMeritor under a series of multi-year agreements, the first of which is expected to close during 2004, with the balance scheduled to occur during the next two to three years in accordance with a predetermined transition plan. As part of the proposed transaction, we plan to acquire ArvinMeritor’s Kenton, Ohio plant that specializes in the manufacture of trailer axle beams. In addition, the proposed transaction provides for a five-year extension of an existing five-year supply agreement that is otherwise expected to expire on December 31, 2004 under which we supply ArvinMeritor with axle shafts for medium and heavy-duty trucks. Should we complete the proposed transaction with ArvinMeritor successfully, the total outsourcing arrangement is expected to generate approximately $75 million of revenue per year, based upon current market conditions.

The proposed second phase of the Dana transaction and the proposed ArvinMeritor transaction remain subject to due diligence, negotiation and execution of definitive agreements and board approvals among other contingencies, and in the case of ArvinMeritor’s Kenton plant, the negotiation and approval of a new union collective bargaining agreement.

The expected revenues from these transactions are based upon current market volumes and neither Dana nor ArvinMeritor have an obligation to purchase a particular level of services under either the recently executed or proposed contracts and there can be no assurance that the expected revenue will be realized. The prices contained in these agreements for our services are fixed for an initial term and generally reduced thereafter in accordance with schedules contained in the agreements. We believe these price reductions will not materially affect our profitability. We purchase raw steel and fabricated steel parts for these agreements at the direction of our customers, with any periodic changes in the price of steel being reflected in the prices we are paid for our services, such that we neither benefit from nor are harmed by any future changes in the price of steel. The agreements also provide for us to share in the benefits of any cost reduction suggestions that we make that are accepted by our customers.

Accounting Policies.    Our significant accounting policies are described in Note 1 to the consolidated financial statements included elsewhere in this prospectus. We believe our most critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use percentage of completion methods of accounting, as described immediately below.

The complexity of the estimation process and all issues related to the assumptions, risks and uncertainties inherent with the application of the percentage of completion methodologies affect the amounts reported in our financial statements. A number of internal and external factors affect our cost of sales estimates, including labor rate and efficiency variances, revised estimates of warranty costs, estimated future material prices and customer specification and testing requirement changes. If our business conditions were different, or if we used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in our financial statements.

Net Revenue.    The majority of our outsourced services revenue is derived from manufacturing services contracts under which we supply products to our customers according to specifications provided under our contracts. We generally recognize revenue for these outsourced services, as well as our product sales, when we ship the products, at which time title generally passes to the customer.

Contract revenue in our Electronics Group is recognized using the percentage of completion method, generally using units-of-delivery as the basis to measure progress toward completing the contract. Revenue is recognized on these contracts when units are delivered to the customer, with unit revenue based upon unit prices as set forth in the applicable contracts. The costs attributed to contract revenue are based upon the estimated average costs of all units to be shipped. The cumulative average costs of units shipped to date are adjusted through current operations as estimates of future costs to complete change. Revenue under certain other multi-year fixed price contracts is recorded using achievement of performance milestones or cost-to-cost as the basis to measure progress toward completing the contract. The basis for the measurement of progress toward completion is applied consistently to contracts with similar performance characteristics. Amounts representing contract change orders or claims are included in revenue when these costs are reliably estimated and realization is probable. We recognize all other revenue as product is shipped and title passes or when the service is provided to the customer. Our net revenue includes adjustments for estimated product warranty and allowances for returns by our customers.

Generally, the percentage of completion method based on units of delivery is applied by our Electronics Group for outsourced services provided under multi-year contracts with aerospace & defense customers. Approximately 53%, 44% and 35% of total net revenue was recognized under the percentage of completion method based on units of delivery during 2001, 2002 and 2003, respectively. Approximately 5% of total net revenue was recognized under the percentage of completion method based on milestones or cost-to-cost during 2003.

Cost of Sales.    Cost of sales consists primarily of our payments to our suppliers, compensation, payroll taxes and employee benefits for service and manufacturing personnel, and purchasing and manufacturing overhead costs. The contracts for which our Electronics Group recognizes net revenue under the percentage of completion method involve the use of estimates for cost of sales. We compare estimated costs to complete an entire contract to total net revenue for the term of the contract to arrive at an estimated gross margin percentage for each contract. Each month, the estimated gross margin percentage is applied to the cumulative net revenue recognized on the contract to arrive at cost of sales for the period.

These estimates require judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. These estimates are complicated and subject to many variables. Contract costs include material, labor and subcontract costs, as well as an allocation of indirect costs. For contract change orders, claims or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable.

Management reviews these estimates monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period in which the change is known. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known. Additionally, our reserve for excess and obsolete inventory is primarily based upon forecasted demand for our products and any change to the reserve arising from forecast revisions is reflected in cost of sales in the period the revision is made.

Impairments.    Consistent with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” goodwill is tested at least annually for impairment by calculating the estimated fair value of each business with which goodwill is associated. The estimated fair value is based on a discounted cash flow analysis that requires judgment in our evaluation of the business and establishing an appropriate discount rate and terminal value to apply in the calculations. In selecting these and other assumptions, for each business we consider historical performance, forecasted operating results, general market conditions and industry considerations specific to the business. We likely would compute a materially different fair value for a business if different assumptions were used or if circumstances were to change.

We evaluate long-lived assets for impairment and assess their recoverability based upon our estimate of future cash flows. If facts and circumstances lead us to believe that the cost of one of our assets may be impaired, we will write down that carrying amount to fair value to the extent necessary. In determining an estimate of future cash flows, we consider historical performance, forecasted operating results, general market conditions and industry considerations specific to the assets. We likely would compute a materially different estimate of future cash flows if different assumptions were used or if circumstances were to change.

Results of Operations

The tables presented below, which compare our results of operations from one year to another, present the results for each year, the change in those results from one year to another in both dollars and percentage change and the results for each year as a percentage of net sales. The columns present the following:

•	The first two data columns in each table show the absolute results for each year presented.

•	The columns entitled “Year Over Year Change” and “Year Over Year Percentage Change” show the change in results, both in dollars and percentages. These two columns show favorable changes as positive and unfavorable changes as negative. For example, when our net revenue increases from one year to the next, that change is shown as a positive number in both columns. Conversely, when expenses increase from one year to the next, that change is shown as a negative number in both columns.

•	The last two columns in each table show the results for each period as a percentage of net revenue. In these two columns, the cost of sales and gross profit for each are given as a percentage of that segment’s net revenue. These amounts are shown in italics.

In addition, as used in these tables, “NM” means “not meaningful.”

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

	Years Ended December 31,		Year Over Year Change	Year Over Year Percentage Change	Results as Percentage of Net Revenue for the Years Ended December 31,
			favorable (unfavorable)	favorable (unfavorable)
	2002	2003			2002	2003
	(in thousands, except percentage data)
Net revenue:
Electronics Group	$186,562	$180,733	$(5,829)	(3.1)%	68.2%	65.3%
Industrial Group	86,915	95,872	8,957	10.3	31.8	34.7

Total	273,477	276,605	3,128	1.1	100.0	100.0
Cost of sales:
Electronics Group	148,766	144,467	4,299	2.9	79.7	79.9
Industrial Group	75,190	86,126	(10,936)	(14.5)	86.5	89.8

Total	223,956	230,593	(6,637)	(3.0)	81.9	83.4
Gross profit:
Electronics Group	37,796	36,266	(1,530)	(4.0)	20.3	20.1
Industrial Group	11,725	9,746	(1,979)	(16.9)	13.5	10.2

Total	49,521	46,012	(3,509)	(7.1)	18.1	16.6

Selling, general and administrative	27,114	26,711	403	1.5	9.9	9.7
Research and development	3,354	4,166	(812)	(24.2)	1.3	1.5
Amortization of intangible assets	97	194	(97)	(100.0)	0.0	0.0

Operating income	18,956	14,941	(4,015)	(21.2)	6.9	5.4
Interest expense, net	2,742	1,693	1,049	38.3	1.0	0.6
Other (income) expense, net	(159)	230	(389)	NM	(0.1)	0.1

Income before income taxes	16,373	13,018	(3,355)	(20.5)	6.0	4.7
Income taxes	4,934	4,883	51	1.0	1.8	1.8

Net income	$11,439	$8,135	$(3,304)	(28.9)%	4.2%	2.9%

Net Revenue. Our backlog increased $44.8 million to $199.0 million at December 31, 2003, on $321.7 million in net orders in 2003 compared to $265.8 million in 2002. We expect to convert approximately 80% of the backlog at December 31, 2003 to revenue during 2004.

Net revenue decreased in the Electronics Group due to lower revenue from manufacturing services, partially offset by higher revenue from other outsourced services and product sales. Manufacturing services decreased $10.3 million because certain contracts with aerospace & defense customers were completed during 2002 which more than offset the revenue earned from new contract awards in 2003 and increased demand on certain other contracts. Net revenue from other outsourced services increased $3.9 million in 2003 due to an increase in engineering services. Net revenue from product sales increased $0.6 million in 2003 driven by higher quantities of data systems products, which benefited from higher spending by intelligence agencies. Backlog for our Electronics Group increased $10.4 million to $125.8 million at December 31, 2003, on $191.5 million in net orders in 2003 compared to $183.8 million in 2002. We expect to convert approximately 69% of the backlog at December 31, 2003 to revenue during 2004.

Net revenue in the Industrial Group increased due to higher sales of light axle shafts and new components for medium and heavy-duty trucks. We began full production of light axle shafts under our contract with Visteon during the second quarter of 2002 so 2003 benefited from the full year effect of this contract. In 2003, we began shipping to Dana additional drive train components parts for medium and heavy-duty trucks. Backlog for our Industrial Group increased $34.4 million to $73.2 million at December 31, 2003, on $130.2 million in net orders in 2003 compared to $82.0 million in 2002. Backlog and net orders in 2003 increased primarily due to the Dana contract that closed on December 31, 2003. We expect to convert substantially all this backlog at December 31, 2003 to revenue during 2004.

Gross Profit.    Our Electronics Group experienced lower gross profit from manufacturing services and other outsourced services, partially offset by higher gross profit from products sales. Gross profit from manufacturing services decreased due to lower revenue and lower gross margins. Gross margins were lower primarily due to costs recognized during the third quarter related to warranty costs on an end-of-life program, expenses related to resolving technical problems on a custom manufacturing program and write-off of program costs related to the termination of an unprofitable contract. Gross profit from other outsourced services decreased due to lower gross margins in our test & measurement services business. Gross profit from product sales was higher due to the mix of higher value products and programs.

Gross profit for our Industrial Group decreased due to lower gross margins. Gross margins were lower due to equipment maintenance and efficiency issues for certain automated equipment and a higher concentration of lower-margin Class 5-7 truck components. The Industrial Group experienced a difficult third quarter in 2003 during which gross profit decreased $2.3 million as compared to the third quarter of 2002. During the third quarter of 2003, productivity for the Industrial Group decreased primarily as a result of the Northeast electricity blackout in August 2003 and lower sales quantities to Visteon and Dana. These lower sales quantities were driven by Visteon’s longer than normal annual plant shutdown and Dana’s rebalancing of inventory levels in anticipation of a potential labor-related work stoppage.

Selling, General and Administrative.    Selling, general and administrative expense decreased $0.4 million in 2003 and decreased as a percentage of net revenue to 9.7% from 9.9% in 2002. We controlled our spending on selling, general and administrative in consideration of the 1.1% increase in net revenue from 2002 to 2003.

Research and Development.    The increase in research and development costs is driven by development of a new data system product line within our Electronics Group. We expect to complete the development of these products in 2004, and sold limited quantities in 2003.

Amortization of Intangible Assets.    Amortization of intangible assets increased in 2003 primarily due to certain identifiable intangible assets acquired during 2003.

Interest Expense, Net.    Interest expense decreased in 2003 due to the repayment of debt and a lower weighted average interest rate. We used proceeds from our 2002 stock offering to repay $52.5 million of our outstanding debt, reducing our weighted average debt outstanding to $31.1 million during 2003 from $49.8 million during 2002. The weighted average interest rate decreased to 5.4% in 2003 from 5.8% in 2002 due to the July 2003 expiration of interest rate swap rate agreements with higher than market interest rates.

Income Taxes.    Our effective income tax rate increased to 37.5% in 2003 from 30.1% for 2002. The lower effective tax rate in 2002 was primarily due to a reduction in the valuation allowance on deferred tax assets.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

	Years Ended December 31,		Year Over Year Change	Year Over Year Percentage Change	Results as Percentage of Net Revenue for the Years Ended December 31,
			favorable (unfavorable)	favorable (unfavorable)
	2001	2002			2001	2002
	(in thousands, except percentage data)
Net revenue:
Electronics Group	$207,282	$186,562	$(20,720)	(10.0)%	81.4%	68.2%
Industrial Group	47,358	86,915	39,557	83.5	18.6	31.8

Total	254,640	273,477	18,837	7.4	100.0	100.0
Cost of sales:
Electronics Group	169,897	148,766	21,131	12.4	82.0	79.7
Industrial Group	41,196	75,190	(33,994)	(82.5)	87.0	86.5

Total	211,093	223,956	(12,863)	(6.1)	82.9	81.9
Gross profit:
Electronics Group	37,385	37,796	411	1.1	18.0	20.3
Industrial Group	6,162	11,725	5,563	90.3	13.0	13.5

Total	43,547	49,521	5,974	13.7	17.1	18.1

Selling, general and administrative	26,134	27,114	(980)	(3.7)	10.3	9.9
Research and development	3,054	3,354	(300)	(9.8)	1.2	1.3
Amortization of intangible assets	1,329	97	1,232	92.7	0.5	0.0

Operating income	13,030	18,956	5,926	45.5	5.1	6.9
Interest expense, net	4,111	2,742	1,369	33.3	1.6	1.0
Other (income) expense, net	(358)	(159)	(199)	(55.6)	(0.1)	(0.1)

Income before income taxes	9,277	16,373	7,096	76.5	3.6	6.0
Income taxes	2,910	4,934	(2,024)	(69.6)	1.1	1.8

Net income	$6,367	$11,439	$5,072	79.7%	2.5%	4.2%

Net Revenue.    Our backlog decreased $8.1 million to $154.2 million at December 31, 2002, on $265.8 million in net orders in 2002 compared to $242.1 million in 2001.

Net revenue decreased in the Electronics Group due to lower revenue from manufacturing services and other outsourced services. Manufacturing services decreased $14.7 million due to lower aerospace & defense shipments during 2002 and the completion of a commercial contract in the fourth quarter of 2001. Net revenue from other outsourced services decreased $5.4 million in 2002 due to a 16% decline in revenue for test & measurement services. Weak economic conditions and a slowdown in the telecommunications, semiconductor, and commercial avionics markets negatively affected demand for test & measurement services from our customers. Net revenue from product sales decreased $0.6 million in 2002 due to reduced sales quantities for magnetics products. Backlog for our Electronics Group decreased $3.1 million to $115.4 million at December 31, 2002, on $183.8 million in net orders in 2002 compared to $183.5 million in 2001.

Net revenue in the Industrial Group increased $39.6 million in 2002 due to the full year effect of the May 2001 contract with Dana and the addition of a contract with Visteon. The contract with Dana for fully machined, medium and heavy-duty truck axle shafts and other drive train components, generated outsourced services revenue totaling $38.1 million in 2002, as compared to $16.5 million in 2001. Under the contract with Visteon we began supplying light axle shafts for pickup trucks and sport utility vehicles during the first quarter of 2002. Backlog for our Industrial Group decreased $5.0 million to $38.8 million at December 31, 2002, on $82.0 million in net orders in 2002 compared to $58.6 million in 2001. Net orders in 2002 increased primarily due to the contracts with Dana and Visteon.

Gross Profit.    Gross profit was higher for our Electronics Group driven by higher gross margin as compared to 2001. Gross margin increased due to cost reductions, improved manufacturing efficiencies and a more favorable revenue mix in 2002 as compared to 2001. Most of the gross margin improvement was offset in gross profit by lower revenue.

Gross profit for our Industrial Group increased due to revenue growth from contracts with Dana and Visteon. While gross margin improved in 2002 compared to 2001, we believe start-up costs and manufacturing inefficiencies related to our initial production under the Visteon contract limited the gross profit contribution from this business.

Selling, General and Administrative.    Selling, general and administrative expense increased in 2002 due to the additional management and administrative infrastructure to support the growth in our Industrial Group, partially offset by reduced selling expenses in our Electronics Group. During the fourth quarter of 2002, selling, general and administrative expense was 8.8% of net revenue, primarily due to a reduction in our incentive bonus expense based on performance measures defined in our incentive plans.

Research and Development.    The increase in research and development costs is driven by development of a new data system product line within our Electronics Group.

Amortization of Intangible Assets.    In 2002, we amortized intangible assets other than goodwill and indefinite-lived intangible assets. We recognized substantially less amortization expense in 2002 because amortization of goodwill and indefinite-lived intangible assets ceased when we adopted SFAS No. 142 effective January 1, 2002.

Interest Expense, Net.    Interest expense decreased in 2002 due to the repayment of debt and a lower weighted average interest rate. We used proceeds from our stock offering during March and April 2002 to repay $52.5 million of our outstanding debt, reducing our weighted average debt outstanding to $49.8 million during 2002 from $74.5 million during 2001. The weighted average interest rate decreased to 5.8% in 2002 from 7.4% in 2001. There was no capitalized interest for 2002 as compared to $1.8 million for 2001.

Income Taxes.    Our effective income tax rate decreased to 30.1% in 2002 from 31.4% for 2001. The lower effective tax rate was due to a reduction in the valuation allowance on deferred tax assets totaling $0.7 million in 2002 compared to $0.3 million in 2001.

Quarterly Results

The following table presents our unaudited condensed consolidated statements of income data for each of the eight quarters in the period ended December 31, 2003. We have prepared this data on the same basis as our audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for a fair presentation of this information. You should read these unaudited quarterly results in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated results of operations for any quarter are not necessarily indicative of the results to be expected for any subsequent period.

	2002				2003
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(in thousands, except per share data)
Net revenue:
Electronics Group	$44,076	$49,297	$46,341	$46,848	$35,689	$45,544	$46,468	$53,032
Industrial Group	18,457	24,212	24,416	19,830	23,226	25,077	22,430	25,139

Total	62,533	73,509	70,757	66,678	58,915	70,621	68,898	78,171
Cost of sales:
Electronics Group	35,388	40,280	36,111	36,987	28,390	35,821	38,304	41,952
Industrial Group	16,016	20,347	20,672	18,155	20,574	21,759	21,025	22,768

Total	51,404	60,627	56,783	55,142	48,964	57,580	59,329	64,720
Gross profit:
Electronics Group	8,688	9,017	10,230	9,861	7,299	9,723	8,164	11,080
Industrial Group	2,441	3,865	3,744	1,675	2,652	3,318	1,405	2,371

Total	11,129	12,882	13,974	11,536	9,951	13,041	9,569	13,451

Selling, general and administrative	6,514	7,188	7,522	5,890	6,149	7,036	6,925	6,601
Research and development	831	932	773	818	1,022	1,066	1,030	1,048
Amortization of intangible assets	51	3	21	22	21	21	67	85

Operating income	3,733	4,759	5,658	4,806	2,759	4,918	1,547	5,717
Interest expense, net	1,082	660	470	530	486	547	384	276
Other (income) expense, net	(29)	(31)	(9)	(90)	67	85	65	13

Income before income taxes	2,680	4,130	5,197	4,366	2,206	4,286	1,098	5,428
Income taxes	855	1,325	1,663	1,091	827	1,607	412	2,037

Net income	$1,825	$2,805	$3,534	$3,275	$1,379	$2,679	$686	$3,391

Earnings per common share:
Basic	$0.18	$0.20	$0.25	$0.23	$0.10	$0.19	$0.05	$0.24

Diluted	$0.17	$0.19	$0.24	$0.23	$0.10	$0.19	$0.05	$0.23

Shares used in computing earnings per common share:
Basic	10,169	13,971	14,121	14,151	14,184	14,213	14,241	14,267
Diluted	10,742	14,696	14,621	14,478	14,407	14,430	14,799	14,868

Liquidity, Capital Resources and Financial Condition

Net cash provided by operating activities increased $13.7 million to $27.3 million in 2003. We made contributions to pension plans totaling $7.5 million in 2002, which included a voluntary contribution totaling $5.7 million, compared to contributions totaling less than $1.0 million in each of 2001 and 2003. Increases in our working capital resulted in a decrease in net cash flow totaling $8.1 million, $6.8 million and $1.0 million in 2001, 2002 and 2003, respectively.

Net cash used in investing activities increased $25.6 million to $45.8 million in 2003 driven by net assets acquired totaling $21.8 million in connection with the Dana Morganton transaction and capital expenditures for our Electronics Group and Industrial Group totaling $10.6 million and $11.8 million, respectively. Capital expenditures for our Electronics Group were principally comprised of manufacturing, assembly and test equipment. Our Industrial Group’s capital expenditures included forging, machining, and centralized tooling equipment in support of our truck components & assemblies operations. Capital expenditures for the Industrial Group in 2002 and 2001 totaled $12.0 million and $19.5 million, respectively, which included new forging and machining equipment to increase and expand the range of production capabilities. In 2001, the Industrial Group acquired certain assets of Dana’s Marion, Ohio facility for $11.5 million, and received $5.4 million in proceeds from sale and leaseback transactions for certain machinery and equipment. Capital expenditures for the Electronics Group in 2002 and 2001 totaled $7.5 million and $7.9 million, respectively. We also received $1.4 million in 2001 for the sale of certain assets by our Electronics Group.

Net cash provided by financing activities increased $12.4 million to $18.2 million in 2003 due to borrowings in connection with assets acquired for the Dana Morganton contract, partially offset by $1.7 million in dividends paid. In 2002, we received net proceeds totaling $55.7 million from our public stock offering that was used primarily to reduce debt. In 2001, we borrowed $22.5 million, primarily to fund capital expenditures and the acquisition of certain assets from Dana.

We had total availability for borrowings and letters of credit under the revolving credit facility of $68.8 million at December 31, 2003, which, when combined with our unrestricted cash balance of $12.0 million, provides for total cash and borrowing capacity of $80.8 million. Maximum borrowings on the revolving credit facility are $125.0 million, subject to a $15.0 million limit for letters of credit. The credit agreement includes an option to increase the amount of available credit to $150.0 million from $125.0 million, subject to the lead bank’s approval. Borrowings under the revolving credit facility may be used to finance working capital requirements, acquisitions and for general corporate purposes, including capital expenditures. Most acquisitions require the approval of our bank group.

Our principal commitments at December 31, 2003 consisted of repayments of borrowings under the credit agreement and obligations under operating leases for certain of our real property and equipment. We also had purchase commitments totaling approximately $3.9 million at December 31, 2003, primarily for manufacturing equipment. The following table provides information about the payment dates of our contractual obligations at December 31, 2003, excluding current liabilities except for the current portion of long-term debt (amounts in thousands):

	2004	2005	2006	2007	2008	2009 & Thereafter
Revolving credit facility	$3,200	$—	$—	$—	$53,000	$—
Operating leases	6,428	6,489	5,963	5,590	4,489	2,947

Total	$9,628	$6,489	$5,963	$5,590	$57,489	$2,947

We believe that, without taking into account the proceeds from this offering, sufficient resources will be available to satisfy our cash requirements for at least the next twelve months. Cash requirements for periods beyond the next twelve months depend on our profitability, our ability to manage working capital requirements and our rate of growth. If we make significant acquisitions or if working capital and capital expenditure requirements exceed expected levels during the next twelve months or in subsequent periods, we may require additional external sources of capital without taking into account the proceeds from this offering. There can be no assurance that any additional required financing will be available through bank borrowings, debt or equity financings or otherwise, or that if such financing is available, it will be available on terms acceptable to us. If adequate funds are not available on acceptable terms, our business, results of operations and financial condition could be adversely affected.

Recent Accounting Pronouncements

Effective January 1, 2001, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 137 and 138. SFAS No. 133, and its subsequent amendments, requires us to recognize all derivatives on the consolidated balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value must be recognized currently in earnings. In 2001, we entered into interest rate swap agreements, which were deemed to be effective hedges in accordance with SFAS No. 133. These swap agreements expired in July 2003.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations.” SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 141 also specifies criteria for the recognition of identifiable intangible assets separately from goodwill. We applied the provisions of SFAS No. 141 to all business combinations subsequent to the effective date.

Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but will be reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” This Interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. We adopted the Interpretation in the fourth quarter 2003 and such adoption did not affect our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. All additional borrowings under our credit agreement bear interest at a variable rate based on the prime rate, the London Interbank Offered Rate (“LIBOR”), or certain alternative short-term rates, plus a margin (1.0% at December 31, 2003) based upon our leverage ratio. An increase in interest rates of 100 basis points would result in additional interest expense approximating $0.6 million on an annualized basis, based upon our debt outstanding at December 31, 2003. Fluctuations in foreign currency exchange rates have historically had little impact on us because the vast majority of our transactions are denominated in U.S. dollars. Inflation has not been a significant factor in our operations in any of the periods presented, and it is not expected to affect operations in the foreseeable future.

BUSINESS

General

We are a diversified provider of outsourced services and specialty products. We perform a wide range of manufacturing, engineering, design, testing and other technical services, typically under multi-year, sole-source contracts with corporations and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment. Revenue from our three core markets accounted for approximately 94% of our revenue during the year ended December 31, 2003, while revenue from our outsourced services accounted for approximately 83% of our revenue. We expect these percentages to increase in the future.

We focus on those markets where we have the expertise, qualifications and leadership position to sustain a competitive advantage. We target our resources to support the needs of industry leaders who embrace multi-year contractual relationships as a strategic component of their supply chain management. These contracts, many of which are sole-source by part number and are for terms of up to eight years, enable us to invest in leading-edge technologies to help our customers remain competitive. The productivity, flexibility and economies of scale that result become an important means for differentiating ourselves from the competition when it comes to cost, quality, reliability and customer service.

Aerospace & Defense Electronics. We are an established supplier of manufacturing services for the production of complex circuit cards, high-level assemblies and subsystems. We have long-term relationships with many of the leading aerospace & defense contractors, including Boeing Company, General Dynamics Corporation, Honeywell International, Inc., Lockheed Martin Corporation, Northrop Grumman Corporation and Raytheon Company. We manufacture these complex electronic assemblies under multi-year contracts for the missile guidance systems of the AMRAAM and Brimstone missile programs, and for the main color display systems for the cockpit of the AH-64D Apache Longbow attack helicopter. We also have a long-term relationship with the National Security Agency to design and build secure communications equipment and write encryption software. The defense budget for fiscal 2004 contains provisions to increase spending for missiles, smart weapons, sensors, surveillance, intelligence and secure communications, areas for which we have long provided essential services and products. Our aerospace & defense electronics business accounted for approximately 51% of net revenue in 2003.

Truck Components & Assemblies. We are the principal supplier of manufacturing services for the forging and machining of medium and heavy-duty truck axle shafts and other drive train components in North America. We produce these axle shafts and components under multi-year, sole-source contracts with ArvinMeritor, Inc. and Dana Corporation, the two primary providers of drive train assemblies for use by the leading truck manufacturers, including Ford Motor Company, Freightliner LLC, Mack Trucks, Inc., Navistar International Corporation, PACCAR, Inc. and Volvo Truck Corporation. We also supply Visteon Corporation with light axle shafts for Ford’s F150, F250, F350 and Ranger series pickup trucks, Ford Expedition, Lincoln Navigator and the Ford Mustang GT. We continue to support our customers’ strategies to outsource non-core operations by taking on additional components and additional value added operations for drive train assemblies. Our truck components & assemblies business accounted for approximately 31% of net revenue in 2003.

Test & Measurement Services. We provide technical services for the calibration, certification and repair of test & measurement equipment in the U.S. We have a multi-year, sole-source contract with the Federal Aviation Administration to calibrate and certify the equipment that is used to maintain the radar systems and directional beacons at over 500 airports in the U.S., the Caribbean and the South Pacific. We also have a multi-year, sole-source contract with the National Weather Service to calibrate the equipment that is used to maintain the NEXRAD Doppler radar systems at over 130 advanced warning weather service radar stations in 45 states, the Caribbean and Guam. We also have a multi-year contract with AT&T Corporation to provide calibration and certification services at over 300 of its central and field switching locations. We are seeing an increased interest by large companies in awarding multi-site contracts for calibration services in order to accelerate vendor reduction programs and reduce costs. Our test & measurement services business accounted for approximately 12% of net revenue in 2003.

Recent Developments

On December 31, 2003, we completed the first phase of a proposed two-phase transaction with Dana in which we entered into a new eight-year agreement to supply a wide range of drive train components for the light, medium and heavy-duty truck markets to Dana. In connection with this agreement, we acquired the property, plant, and equipment as well as certain component inventories associated with Dana’s manufacturing plant in Morganton, North Carolina. In the proposed second phase of the transaction, which is evidenced by a letter of intent dated August 25, 2003, we expect to enter into an eight-year agreement with Dana for the supply of forged and machined components for use in the medium and heavy-duty truck markets effective as of the closing, which is expected to occur during 2004. As part of the proposed transaction, we plan to acquire a portion of Dana’s manufacturing campus in Toluca, Mexico and certain production equipment currently located at other Dana facilities in the U.S.

On January 13, 2004, we signed a letter of intent with ArvinMeritor to supply trailer axle beams and a variety of drive train components to ArvinMeritor under a series of multi-year agreements, the first of which is expected to close during 2004, with the balance scheduled to occur during the next two to three years in accordance with a predetermined transition plan. As part of the proposed transaction, we plan to acquire ArvinMeritor’s Kenton, Ohio plant that specializes in the manufacture of trailer axle beams. In addition, the proposed transaction provides for a five-year extension of an existing five-year supply agreement that is otherwise expected to expire on December 31, 2004 under which we supply ArvinMeritor with axle shafts for medium and heavy-duty trucks.

The proposed agreements with Dana and ArvinMeritor remain subject to due diligence, negotiation and execution of definitive agreements and board approvals among other contingencies, and in the case of ArvinMeritor’s Kenton plant, the negotiation and approval of a new union collective bargaining agreement.

Industry Overview

We believe the trend toward outsourcing is continuing across a wide range of industries and markets as outsourcing specialists assume a strategic role in the supply chain of companies of all types and sizes. We expect the growth in outsourcing expenditures to continue increasing at a rate far higher than the expansion in the overall economy.

We believe the trend toward outsourcing is continuing because outsourcing frequently represents a more efficient, lower cost means for manufacturing a product or delivering a service when compared to more vertically integrated alternatives. While the rate of acceptance of the outsourcing model may vary by industry, we believe the following benefits of outsourcing are driving this general trend.

Reduced Total Operating Costs and Invested Capital. Outsourcing specialists are frequently able to produce products and/or deliver services at a reduced total cost relative to that of their customers because of the ability to allocate the expense for a given set of fixed capacity, including assets, people and support systems, across multiple customers with diversified needs. In turn, these outsourcing specialists can achieve higher utilization of their resources and achieve greater productivity, flexibility and economies of scale.

Access to Advanced Manufacturing Capabilities and Processes and Increased Productivity. The ability to use a fixed set of production assets for a number of customers enables outsourcing specialists to invest in the latest technology as a means to further improve productivity, quality and cycle times. The magnitude of these investments can be prohibitive absent the volume and reliability of future orders associated with having a broad array of customers for the use of those assets.

Focus on Core Competencies. Companies are under intense competitive pressure to constantly rationalize their operations, invest in and strengthen areas in which they can add the greatest value to their customers and divest or outsource areas in which they add lesser value. By utilizing the services of outsourcing specialists, these companies can react more quickly to changing market conditions and allocate valuable capital and other resources to core activities, such as research and development, sales and marketing or product integration.

Improved Supply Chain Management. We believe that the trend in outsourcing favors specialists who have the financial, managerial and capital resources to assume an increasingly greater role in the management of the supply chain for the customer. By utilizing fewer and more capable suppliers, companies are able to greatly simplify the infrastructure required to manage these suppliers, thereby reducing their costs and improving margins.

Our Markets

Aerospace & Defense Electronics. The consolidation of defense contractors over the past decade has added to the increased demand for outsourcing specialists. The consolidated companies, some of which have developed highly leveraged balance sheets as a result of mergers and acquisitions, have been motivated to seek new ways to raise margins, increase profitability and enhance cash flow. Accordingly, outsourcing specialists, including Sypris, have been successful in building new relationships with companies that previously relied more on internal resources. We believe this trend will continue and that our extensive experience, clearances, certifications and qualifications in the manufacturing of aerospace & defense electronics will serve to differentiate us from many of the more traditional outsource suppliers. We also believe that we are well positioned to take advantage of additional outsourcing activity that may flow from the prime contractors that are awarded contracts related to increased defense appropriations and expenditures as a result of increased focus on national defense and homeland security.

The nature of providing outsourced manufacturing services to the aerospace & defense electronics industry differs substantially from the traditional commercial outsourced manufacturing services industry. The cost of failure can be extremely high, the manufacturing requirements are typically complex and products are produced in relatively small quantities. Companies that provide these manufacturing services are required to maintain and adhere to a number of strict certifications, security clearances and traceability standards that are comprehensive.

Truck Components & Assemblies. The truck components & assemblies market consists of the original equipment manufacturers, or OEMs, including DaimlerChrysler Corporation, Ford, Freightliner, General Motors Corporation, Mack, Navistar, PACCAR and Volvo, and a deep and extensive supply chain of companies of all types and sizes that are classified into different levels or tiers. Tier I companies represent the primary suppliers to the OEMs and includes ArvinMeritor, Dana, Delphi Automotive Systems Corporation, Eaton Corporation, and Visteon, among others. Many of the Tier I companies are confronted with excess capacity, high hourly wage rates, costly benefit packages and aging capital equipment. Below this group of companies reside numerous suppliers who either supply the OEMs directly or supply the Tier I companies. In all segments of the truck components & assemblies market, however, suppliers are under intense competitive pressure to improve product quality and to reduce capital expenditures, production costs and inventory levels.

In an attempt to gain a competitive advantage, many OEMs have been reducing the number of suppliers they utilize. These manufacturers are choosing stronger relationships with fewer suppliers who are capable of investing to support their operations. In response to this trend, many suppliers have combined with others to gain the critical mass required to support these needs. As a result, the number of Tier I suppliers is being reduced, but in many cases the aggregate production capacity of these companies has yet to be addressed. We believe that as Tier I suppliers seek to eliminate excess capacity, they will increasingly choose outsourcing as a means to enhance their financial performance and as a result, companies such as Sypris will be presented with new business and acquisition opportunities.

Test & Measurement Services. The widespread adoption of the International Organization for Standardization (ISO) and Quality Standards (QS), among others, has been underway for many years. A critical component of basic manufacturing discipline and these quality programs is the periodic calibration and certification of the test & measurement equipment that is used to measure process performance. The investment in this equipment and the skills required to support the calibration and certification process has historically been performed offsite by the manufacturers of the equipment, or onsite by internal operations, even though the productive use of the assets and people is difficult to justify since equipment is often certified on an annual, or in some cases, biennial basis.

We believe that test & measurement services will be increasingly outsourced to independent specialists who can use the manpower and equipment across a diversified base of customers, reduce investment requirements and improve profitability on a national scale.

Our Business Strategy

Our objective is to improve our leadership position in each of our core markets by increasing the number of multi-year contracts with related customers and investing in highly automated production capacity to remain competitive on a global scale. We intend to serve our customers and achieve this objective by continuing to:

Concentrate on our Core Markets. We will continue to focus on those markets where we have the expertise, qualifications and leadership position to sustain a competitive advantage. We have been an established supplier of manufacturing and technical services to major aerospace & defense companies and agencies of the U.S. Government for over 37 years. We are the principal supplier of medium and heavy-duty truck axle shafts in North America, and we are the sole provider of calibration, certification and repair services for equipment used by the Federal Aviation Administration to maintain the radar systems and directional beacons at each of the airports it serves in the U.S., the Caribbean and the South Pacific.

Dedicate our Resources to Support Strategic Partnerships. We will continue to dedicate our resources to support the needs of industry leaders who embrace multi-year contractual relationships as a strategic component of their supply chain management and have the potential for long-term growth. We prefer contracts that are sole-source by part number so we can work closely with the customer to the mutual benefit of both parties. In recent years, we have entered into multi-year manufacturing services agreements with Boeing, General Dynamics, Honeywell, Lockheed Martin, Northrup Grumman and Raytheon. We have also announced the award of sole-source supply agreements with ArvinMeritor, Visteon and Dana that run through year-end of 2004, 2006 and 2011, respectively, and we have executed a letter of intent with ArvinMeritor to extend that agreement through year-end of 2009. Our success in establishing outsourcing partnerships with key customers has led to additional contracts and we believe that if we continue to successfully perform on these contracts, we will have additional growth opportunities with these and other customers.

Pursue the Strategic Acquisition of Customer-Owned Assets. We will continue to pursue the strategic acquisition of customer-owned assets that serve to consolidate our position of leadership in our core markets, create or strengthen our relationships with leading companies and expand our range of value-added services in return for multi-year supply agreements. Since these assets are integrated with our core businesses, we generally are able to use these assets to support other customers, thereby improving asset utilization and achieving greater productivity, flexibility and economies of scale. In recent years, we have completed two such transactions with Dana and have proposed transactions pending with Dana and ArvinMeritor.

Grow Through the Addition of New Value-Added Services. We will continue to grow through the addition of new value-added manufacturing capabilities and the introduction of additional components in the supply chain that enable us to provide a more complete solution by improving quality and reducing product cost, inventory levels and cycle times for our customers. We offer a variety of state-of-the-art machining capabilities to our customers in the truck components & assemblies market that enable us to reduce labor and shipping costs and minimize cycle times for our customers over the long-term. ArvinMeritor, Dana and Visteon have entered into contracts for these services, which we believe may provide us with significant additional opportunities for growth in the future.

Invest to Increase our Competitiveness and that of our Partners. We will continue to invest in advanced manufacturing and process technologies to reduce the cost of the services we provide for our customers on an ongoing basis. We continue to expand and automate the services we provide to our customers in the truck components & assemblies market, with approximately $59 million invested from 2000 to 2003. The automation substantially increased our output per man hour and enabled us to offer our customers reduced pricing that helped them to remain competitive on a global scale. Our ability to leverage this capability across a number of customers in the future will further improve our capacity utilization, absorption of overhead and reduce our manufacturing costs.

We believe that the number and duration of our strategic relationships enable us to invest in our business with greater certainty and with less risk than others who do not benefit from the type of longer term contractual commitments we receive from many of our major customers. The investments we make in support of these contracts provide us with the productivity, flexibility, technological edge and economies of scale that we believe will help to differentiate us from the competition in the future when it comes to cost, quality, reliability and customer service.

Our Services and Products

We are a diversified provider of outsourced services and specialty products. Our services consist of manufacturing, technical and other services and products that are delivered as part of our customers’ overall supply chain management. The information below is representative of the types of products we manufacture, services we provide and the customers and industries for which we provide such products or services.

Aerospace & Defense Electronics:

Boeing	Complex circuit cards for the Brimstone missile guidance systems.

Honeywell	Complex circuit cards for the color display systems of the AH-64D Apache Longbow attack helicopter.

Lockheed Martin	Space electronics for the space shuttle and the international space station, and data systems for a fleet ballistic missile program.

National Security Agency	Secure communications equipment, recording systems and encryption software.

Raytheon	Complex circuit cards and high level assemblies for use in satellite communications systems, the AMRAAM (advanced, medium-range, air attack missile) missile guidance system, and secure tactical communication systems.

Truck Components & Assemblies:

ArvinMeritor	Axle shafts for medium and heavy-duty trucks.

Dana	Axle shafts, drive train components and steer axle components for use in light, medium and heavy-duty trucks.

Visteon	Axle shafts for pickup trucks and sport utility vehicles.

Test & Measurement Services:

AT&T	Calibration and certification services at over 300 central and field switching locations.

Federal Aviation Administration	Calibration and certification services at over 500 airports.

Lockheed Martin	Testing of electronic components for use in space and defense applications.

National Weather Service	Calibration and certification services for over 130 advanced warning weather radar stations.

Manufacturing Services

Our manufacturing services typically involve the fabrication or assembly of a product or subassembly according to specifications provided by our customers. We purchase raw materials or components from both independent suppliers and from our customers in connection with performing our manufacturing services.

Our manufacturing capabilities are enhanced by advanced quality and manufacturing techniques, lean manufacturing, just-in-time procurement and continuous flow manufacturing, statistical process control, total quality management, stringent and real-time engineering change control routines and total cycle time reduction techniques.

Electronics Manufacturing Services.    We provide our customers with a broad variety of solutions, from low-volume prototype assembly to high-volume turnkey manufacturing. We employ a multi-disciplined engineering team that provides comprehensive manufacturing and design support to customers. The manufacturing solutions we offer include design conversion and enhancement, materials procurement, system assembly, testing and final system configuration.

Our manufacturing services contracts for the aerospace & defense electronics market are generally sole-source by part number. Where we are the sole-source provider by part number, we are the exclusive provider to our customer of certain products for the duration of the manufacturing contract.

Industrial Manufacturing Services.    We provide our customers with a wide range of capabilities, including automated forging, extruding, machining, induction hardening, heat-treating and testing services to meet the exacting requirements of our customers. We also design and fabricate production tooling, manufacture prototype products and provide other value-added services for our customers.

Our manufacturing services contracts for the truck components & assemblies markets are generally sole-source by part number. Part numbers may be specified for inclusion in a single model or a range of models. Where we are the sole-source provider by part number, we are the exclusive provider to our customer of the specific parts and for any replacements for these parts that may result from a design or model change for the duration of the manufacturing contract.

Technical Services

Test & Measurement Services.    We calibrate, repair and certify the test & measurement equipment that is used to maintain wireless communication equipment, control tower radar and direction beacons, NEXRAD Doppler advanced warning weather service radar systems, digital oscilloscopes, microwave equipment and fiber optic measuring equipment, among others. The applications cover the maintenance of cellular communications systems, air traffic control systems, broadband telecommunication systems and quality certification programs in manufacturing operations. We also perform a wide-range of testing services on a contract basis, including radio frequency, microwave and mixed signal component testing, environmental testing, dynamics testing and failure analysis, among others. We provide our customers with services that exceed the scope of most manufacturing service companies, including software development, design services, prototype development, product re-engineering, feature enhancement, product ruggedization, cost reduction, product miniaturization, and electro-magnetic interference and shielding.

Products

In addition to our outsourced services, we provide some of our customers with specialized products including digital and analog data systems and encryption devices used in military applications, magnetic meters and sensors used in commercial and laboratory environments and high-pressure closures and joints used in pipeline and chemical systems. With the growth of our services business, our products business has increasingly become a smaller portion of our overall net revenue. We expect this trend to continue in the future.

Our Customers

Our customers include large, established companies and agencies of the federal government. We provide some customers with a combination of outsourced services and products, while other customers may be in a single category of our service or product offering. Our five largest customers in 2003, which accounted for 51% of net revenue, were ArvinMeritor, Dana, Honeywell, Raytheon and Visteon. Our five largest customers in 2002, which accounted for 50% of net revenue, were ArvinMeritor, Dana, Honeywell, Raytheon and Visteon. Our five largest customers in 2001, which accounted for 46% of net revenue, were ArvinMeritor, Dana, Honeywell, Lockheed Martin and Raytheon.

For the year ended December 31, 2003, the U.S. Government and Government Agencies, including the National Security Agency, collectively represented approximately 18% of our net revenue, Dana represented approximately 15% of our net revenue and Raytheon represented approximately 14% of our net revenue.

Sales and Business Development

Our principal sources of new business originate from the expansion of existing relationships, referrals and direct sales through senior management, direct sales personnel, domestic and international sales representatives, distributors and market specialists. We supplement these selling efforts with a variety of sales literature, advertising in numerous trade media and participation in trade shows. We also utilize engineering specialists extensively to facilitate the sales process by working with potential customers to reduce the cost of the service they need. Our specialists achieve this objective by working with the customer to improve their product’s design for ease of manufacturing, reducing the amount of set-up time or material that may be required to produce the product, or by developing software that can automate the test and/or certification process. The award of contracts or programs can be a lengthy process, which in some circumstances can extend well beyond 12 months. In addition, we have and will continue to selectively acquire assets from our customers in exchange for multi-year supply agreements and then leverage the newly acquired manufacturing capabilities to additional customers.

Our objective is to increase the value of the services we provide to the customer on an annual basis beyond the contractual terms that may be contained in a supply agreement. To achieve this objective, we commit to the customer that we will continuously look for ways to reduce the cost, improve the quality, reduce the cycle time and improve the life span of the products and/or services we supply the customer. Our ability to deliver on this commitment over time is expected to have a significant impact on customer satisfaction, loyalty and follow-on business.

Manufacturing and Facilities

Our principal manufacturing services operations are engaged in electronics manufacturing services for our aerospace & defense customers and industrial manufacturing services for our truck components & assemblies customers.

The following chart indicates the significant facilities that we own or lease, the location and size of each such facility and the manufacturing certifications that each facility possesses. The facilities listed below (other than the corporate office) are used principally as manufacturing facilities.

Location	Market Served	Own or Lease (Expiration)	Approximate Square Feet	Certifications

Corporate Office:

Louisville, Kentucky		Lease (2014)	10,800

Manufacturing Facilities:

Louisville, Kentucky	Truck Components & Assemblies	Own	467,000	QS 9000

Tampa, Florida	Aerospace & Defense Electronics	Lease (2007)	308,000	ISO 9001 AS 9100 NASA-STD-8739 MIL-Q-9858A MIL-STD-2000A MIL-STD 45662 MIL-STD 801D

Marion, Ohio	Truck Components & Assemblies	Own	255,000	QS 9000

Morganton, North Carolina	Truck Components & Assemblies	Own	350,000	QS 9000

Orlando, Florida	Test & Measurement Services	Own	62,000	ISO 9001 ISO 9002 ISO 17025/Guide 25 MIL-STD 750 MIL-STD 883 MIL-STD 202 MIL-STD 810

San Dimas, California	Aerospace & Defense Electronics	Lease (2015)	26,300	ISO 9001

In addition, we lease space in 21 other facilities primarily utilized to provide technical services, all of which are located in the U.S. We also own 10 ISO-certified mobile calibration units and one ISO-certified transportable field calibration unit that are utilized to provide test & measurement services at customer locations throughout the U.S., the Caribbean and the South Pacific. We believe that our facilities and equipment are in good condition and reasonably suited and adequate for our current needs.

Below is a listing and description of the various manufacturing certifications or specifications that we utilize at our facilities.

Certification/Specification	Description
ISO 9001	A certification process comprised of 20 quality system requirements to ensure quality in the areas of design, development, production, installation and servicing of products.

ISO 9002	A certification process similar to the ISO 9001 requirements, but it applies principally to manufacturing services as opposed to engineering services.

AS 9100	A quality management system developed by the aerospace industry to measure supplier conformance with basic common acceptable aerospace quality requirements.

QS 9000	A certification process developed by the nation’s major automakers that focuses on continuous improvement, defect reduction, variation reduction and elimination of waste.

ISO 17025/Guide 25	A certification process commonly referred to as A2LA, which sets out general provisions that a laboratory must address to carry out specific calibrations or tests and provides laboratories with direction for the development of a fundamental quality management system.

NASA-STD-8739	A specification for space programs designated by the National Aeronautics and Space Administration.

MIL	A specification that signifies specific functions or processes that are conducted in compliance with military specifications, such as a quality program, high-reliability soldering, calibration and metrology, and environmental testing.

Backlog

Our order backlog at December 31, 2003 was $199.0 million as compared to order backlog at December 31, 2002 of $154.2 million. Backlog for the Electronics Group and the Industrial Group at December 31, 2003 was $125.8 million and $73.2 million, respectively. Backlog for the Electronics Group and the Industrial Group at December 31, 2002 was $115.4 million and $38.8 million, respectively. Backlog consists of firm purchase orders with scheduled delivery dates and quantities. Total backlog at December 31, 2003 included $160.2 million for orders that are expected to be filled within 12 months. Our backlog has varied from quarter to quarter and may vary significantly in the future as a result of the timing of significant new orders and/or shipments, order cancellations, material availability and other factors.

Competition

The outsourced manufacturing services markets that we serve are highly competitive and we compete against numerous domestic companies in addition to the internal capabilities of some of our customers. In the aerospace & defense electronics market, we compete primarily against companies including LaBarge, Inc., Primus Technologies Corporation, SMTEK International, Inc., Sparton Corporation and Teledyne Technologies Incorporated. In the truck components & assemblies market, we compete primarily against companies including Mid-West Forge, Inc., Spencer Forge and Machine, Inc. and Traxle Manufacturing, Inc., who serve as suppliers to many Tier I and smaller companies. In the test & measurement services market, we compete primarily against companies including SIMCO Electronics, Transcat, Inc., Davis Inotek Instruments, and a variety of small, local, independent laboratories. We may face new competitors in the future as the outsourcing industry evolves and existing or start-up companies develop capabilities similar to ours.

We believe that the principal competitive factors in our markets include the availability of capacity, technological capability, flexibility and timeliness in responding to design and schedule changes, price, quality, delivery and financial strength. Although we believe that we generally compete favorably with respect to each of these factors, some of our competitors are larger and have greater financial and operating resources than we do. Some of our competitors have greater geographic breadth and range of services than we do. We also face competition from manufacturing operations of our current and potential customers, who continually evaluate the relative benefits of internal manufacturing compared to outsourcing. We believe our competitive position to be good and the barriers to entry to be high in the markets we serve.

Suppliers

We attempt to utilize standard parts, components and materials that are available from multiple vendors. However, certain components and materials used in our manufacturing services are currently available only from single sources, and other components and materials are available from only a limited number of sources. Despite the risks associated with purchasing from single sources or from a limited number of sources, we have made the strategic decision to select single source or limited source suppliers in order to obtain lower pricing, receive more timely delivery and maintain quality control. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned production to meet the anticipated availability of the critical component or material.

Raw steel and fabricated steel parts are a major component of our cost of sales and net revenue for the truck components & assemblies business. We purchase the majority of our steel for use in this business at the direction of our customers, with any periodic changes in the price of steel being reflected in the prices we are paid for our services, such that we neither benefit from nor are harmed by any future changes in the price of steel.

There can be no assurance that supply interruptions will not slow production, delay shipments to our customers or increase costs in the future, any of which could adversely affect our financial results.

Research and Development

Our research and development activities are mainly related to our product lines that serve the aerospace & defense electronics market. Most of the expenditures related to our outsourced services are for process improvements and are not reflected in research and development expense. Accordingly, our research and development expense represents a relatively small percentage of our net revenue. We invested $3.1 million, $3.4 million and $4.2 million in research and development in 2001, 2002 and 2003, respectively. We also utilize our research and development capability to develop processes and technologies for the benefit of our customers.

Employees

As of December 31, 2003, we had a total of approximately 1,730 employees, 1,260 engaged in manufacturing and providing our technical services, 60 engaged in sales and marketing, 190 engaged in engineering and 220 engaged in administration. Approximately 390 of our employees are covered by collective bargaining agreements with various unions that expire on various dates through 2006. Although we believe overall that our relations with our labor unions are positive, there can be no assurance that present and future issues with our unions will be resolved favorably or that we will not experience a work stoppage, which could adversely affect our results of operations.

Patents, Trademarks and Licenses

We own and are licensed under a number of patents and trademarks that we believe are sufficient for our operations. Our business as a whole is not materially dependent upon any one patent, trademark, license or technologically related group of patents or licenses.

We regard our manufacturing processes and certain designs as proprietary trade secrets and confidential information. We rely largely upon a combination of trade secret laws, non-disclosure agreements with customers, suppliers and consultants, and our internal security systems, confidentiality procedures and employee confidentiality agreements to maintain the trade secrecy of our designs and manufacturing processes.

Government Regulation

Our operations are subject to compliance with regulatory requirements of federal, state and local authorities, including regulations concerning labor relations, export and import regulations, health and safety matters and protection of the environment. While compliance with applicable regulations has not adversely affected our operations in the past, there can be no assurance that we will continue to be in compliance in the future or that these regulations will not change. Current costs of compliance are not material to us.

We must comply with detailed government procurement and contracting regulations and with U.S. Government security regulations, certain of which carry substantial penalty provisions for nonperformance or misrepresentation in the course of negotiations. Our failure to comply with our government procurement, contracting or security obligations could result in penalties or our suspension or debarment from government contracting, which would have a material adverse effect on our results of operations.

We are required to maintain U.S. Government security clearances at several of our locations. These clearances could be suspended or revoked if we were found not to be in compliance with applicable security regulations. Any such revocation or suspension would delay our delivery of products to customers. Although we have adopted policies directed at ensuring our compliance with applicable regulations and there have been no suspensions or revocations at any of our facilities, there can be no assurance that the approved status of our facilities will continue without interruption.

We are also subject to comprehensive and changing federal, state and local environmental requirements, including those governing discharges to the air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with releases of hazardous substances. We use hazardous substances in our operations and as is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties, we may be held liable and may be required to pay the cost of remedying the condition. The amount of any resulting liability could be material.

Legal Proceedings

We are involved from time to time in litigation and other legal proceedings incidental to our business. There are currently no material pending legal proceedings to which we are a party.

Environmental Matters

Our Marion, Ohio facility is subject to soil and groundwater contamination involving petroleum compounds, semi-volatile and volatile organic compounds, certain metals, PCBs and other contaminants, some of which exceed the State of Ohio voluntary action program standards applicable to the site. We continue to test and assess this site to determine the extent of this contamination by the prior owners of the facility. Under our purchase agreement for this facility, Dana has agreed to indemnify us for environmental conditions that existed on the site as of closing and as to which we notified Dana prior to December 31, 2002.

A leased facility we formerly occupied in Tampa, Florida is currently subject to remediation activities related to groundwater contamination involving methylene chloride and other volatile organic compounds which occurred prior to our use of the facility. The contamination extends beyond the boundaries of the facility. In December 1986, Honeywell, a prior operator of the facility, entered into a consent order with the Florida

Department of Environmental Regulation under which Honeywell agreed to remediate the contamination, the full scope of which has not yet been determined. We purchased the assets of a business formerly located on this leased site and operated that business from 1993 until December 1994. Philips Electronics, the seller of those assets, has agreed to indemnify us with respect to environmental matters arising from groundwater contamination at the site prior to our use of the facility.

In December 1992, we acquired certain business assets formerly located at a leased facility in Littleton, Colorado. Certain chlorinated solvents disposed of on the site by Honeywell, a previous owner of the business, have contaminated the groundwater at and around the site. Alliant Techsystems, from which we acquired the business assets, operates a remediation system approved by the State of Colorado and has also entered into a consent order with the EPA providing for additional investigation at the site. Alliant Techsystems has agreed to indemnify us with respect to these matters.

Our Morganton, North Carolina facility is subject to soil contamination involving petroleum compounds. We continue to test and assess this site to determine the extent of any contamination at this site. Under our purchase agreement for this facility, Dana has agreed to indemnify us for environmental violations that existed on the site as of closing and as to which we notify Dana prior to December 31, 2005.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their ages as of January 31, 2004 are as follows:

Name	Age	Position
Robert E. Gill	78	Chairman of the Board
Jeffrey T. Gill	47	President, Chief Executive Officer and Director
Kathy Smith Boyd	49	Vice President; President and Chief Executive Officer of Sypris Test & Measurement, Inc.
James G. Cocke	56	Vice President; President and Chief Executive Officer of Sypris Electronics, LLC
John M. Kramer	61	Vice President; President and Chief Executive Officer of Sypris Technologies, Inc.
G. Darrell Robertson	61	Vice President; President and Chief Executive Officer of Sypris Data Systems, Inc.
Anthony C. Allen	45	Vice President of Finance and Information Systems and Assistant Secretary
Richard L. Davis	50	Senior Vice President
David D. Johnson	48	Vice President, Chief Financial Officer and Treasurer
John R. McGeeney	47	General Counsel and Secretary
Henry F. Frigon	69	Director
R. Scott Gill	45	Director
William L. Healey	59	Director
Roger W. Johnson	69	Director
Sidney R. Petersen	73	Director
Robert Sroka	54	Director

Robert E. Gill has served as Chairman of the Board of Sypris and its predecessor since 1983, and as President and Chief Executive Officer of its predecessor from 1983 to 1992. Prior to 1983, Mr. Gill served in a number of senior executive positions, including Chairman, President and Chief Executive Officer of Armor Elevator Company, Vice President of A. O. Smith Corporation and President and Chief Executive Officer of Elevator Electric Company. Mr. Gill holds a BS degree in Electrical Engineering from the University of Washington and an MBA from the University of California at Berkeley. He is Chairman of the Executive Committee. Robert E. Gill is the father of Jeffrey T. Gill and R. Scott Gill.

Jeffrey T. Gill has served as President and Chief Executive Officer of Sypris and its predecessor since 1992, and as Executive Vice President of its predecessor from 1983 to 1992. Mr. Gill holds a BS degree in Business Administration from the University of Southern California and an MBA from Dartmouth College. A director of Sypris and its predecessor since 1983, Mr. Gill is a member of the Executive Committee. Jeffrey T. Gill is the son of Robert E. Gill and the brother of R. Scott Gill.

Kathy Smith Boyd has served as a Vice President of Sypris and as President and Chief Executive Officer of its subsidiary, Sypris Test & Measurement, since April 2003. Ms. Boyd served as Corporate Vice President for Global Services and Solutions for Acterna, a communications test and measurement company, from 2000 to 2002, as Vice President and General Manager of the North American Consulting Business of Hewlett Packard from 1998 to 2000, and in a variety of management positions with Hewlett Packard from 1985 to 1998. Ms. Boyd holds a BA degree in History and Psychology from Moravian College.

James G. Cocke has served as a Vice President of Sypris, and as President and Chief Executive Officer of its subsidiary, Sypris Electronics, since 2000. Mr. Cocke served as Vice President of Finance, Contracts and Program Management for Sypris Electronics from 1997 to 2000, and as Manager of the Services Division of

Sypris Test & Measurement, a subsidiary of Sypris, from 1995 to 1997. Prior to 1995, Mr. Cocke served in a number of senior management positions with SAIC, CAE Link Corporation, Smiths Industries and E-Systems. Mr. Cocke holds a BS degree in Business and an MS in Accounting from Roosevelt University.

John M. Kramer has served as a Vice President of Sypris since 2000, and as President and Chief Executive Officer of its subsidiary, Sypris Technologies, since 1985. Prior to 1985, Mr. Kramer served in a number of senior management positions with Sypris Technologies, Xerox and Ford Motor Company. Mr. Kramer holds a BS degree in Management from the University of Louisville.

Darrell Robertson has served as a Vice President of Sypris, and as President and Chief Executive Officer of its subsidiary, Sypris Data Systems, since 2000. Mr. Robertson served as an Executive Consultant for Atlantic Management Associates and as Managing Partner for TMT Acquisition, both small business consulting firms, from 1998 to 2000, as President of Aydin Telemetry from 1997 to 1998, and as Vice President of Controlotron Corporation from 1994 to 1996. Prior to 1994, Mr. Robertson served in a number of senior executive positions with Republic Electronics Company and Aeroflex Laboratories. Mr. Robertson holds BS and MS degrees in Electrical Engineering from Purdue University.

Anthony C. Allen has served as Vice President, Controller and Assistant Secretary of Sypris since 1997 and as Vice President of Finance and Information Systems since 2003. He served as Vice President of Finance of Sypris’ predecessor from 1994 to 1998 and as Vice President and Controller from 1987 to 1994. Prior to 1987, Mr. Allen served in a variety of management positions with Armor Elevator. Mr. Allen holds a Bachelors degree in Business Administration from Eastern Kentucky University and an MBA from Bellarmine University. He is a certified public accountant in the state of Kentucky.

Richard L. Davis has served as Senior Vice President of Sypris since 1997, as Secretary from 1998 to 2003 and as Vice President and Chief Financial Officer of its predecessor from 1985 to 1997. Prior to 1985, Mr. Davis served in a number of management positions with Armor Elevator and Coopers and Lybrand. Mr. Davis holds a BS degree in Business Administration from Indiana University and an MBA from the University of Louisville. He is a certified public accountant in the state of Kentucky.

David D. Johnson has served as Vice President, Chief Financial Officer and Treasurer of Sypris since 1997. Mr. Johnson served as Vice President and Chief Financial Officer of Sypris Electronics from 1996 until its merger with Sypris in 1998. Prior to 1996, he served in a number of senior management positions with Molex Incorporated and KPMG Peat Marwick. Mr. Johnson holds a BA degree in Economics from Stanford University.

John R. McGeeney has served as General Counsel and Secretary of Sypris since June 2003. Mr. McGeeney served as of Counsel to Middleton and Reutlinger, a law firm, in 2003, and as General Counsel for Inviva, Inc., an insurance holding company, from 2000 to 2002. Mr. McGeeney also served in several senior leadership positions, including General Counsel and Secretary, with ARM Financial Group, a financial services company, from 1994 to 1999, and as Counsel and Assistant General Counsel for Capital Holding Corporation, a financial services company, from 1988 to 1994. Mr. McGeeney holds a BA degree from Amherst College and a JD degree from the University of Notre Dame Law School.

Henry F. Frigon has served as a director of Sypris since 1997 and of Sypris Electronics from 1994 until its merger with Sypris in 1998. Mr. Frigon has served as a private investor and business consultant since 1994. Mr. Frigon served as Chairman of CARSTAR, a national provider of collision repair services, from 2000 to 2001, and as its President and Chief Executive Officer from 1998 to 2000. Prior to 1994, Mr. Frigon served in a number of senior executive positions, including Executive Vice President-Corporate Development and Strategy, and Chief Financial Officer of Hallmark Cards, and President and Chief Executive Officer of BATUS. Mr. Frigon also serves as a director of H&R Block, Buckeye Technologies, Dimon, Tuesday Morning and Packaging Corporation of America. He is Chairman of the Compensation Committee and a member of the Executive and Nominating and Governance Committees.

R. Scott Gill has served as a director of Sypris and its predecessor since 1983. Mr. Gill has served as a Managing Broker with Coldwell Banker Residential Brokerage since 2003. Mr. Gill served as a Managing Broker and Associate with Koenig & Strey GMAC Real Estate, a residential real estate firm from 1999 to 2003.

Mr. Gill served as Project Manager for IA Chicago, an architectural design firm, from 1998 to 1999, as Senior Vice President and Secretary of Sypris from 1997 to 1998, and as Vice President and Secretary of its predecessor from 1983 to 1998. Mr. Gill is a member of the Executive Committee. R. Scott Gill is the son of Robert E. Gill and the brother of Jeffrey T. Gill.

William L. Healey has served as a director of Sypris since 1997. Mr. Healey has served as President and Chief Executive Officer of Cal Quality Electronics, an electronics manufacturing company, since 2002. Mr. Healey served as a private investor and consultant from 1999 to 2002. He served as Chairman of the Board of Smartflex Systems, an electronics manufacturing company, from 1996 to 1999 and as its President and Chief Executive Officer from 1989 to 1999. Prior to 1989, Mr. Healey served in a number of senior executive positions with Silicon Systems, including Senior Vice President of Operations. Mr. Healey also serves as a director of Microsemi Corporation. He is Chairman of the Nominating and Governance Committee.

Roger W. Johnson has served as a director of Sypris since 1997 and of Sypris Electronics from 1996 until its merger with Sypris in 1998. Mr. Johnson is currently a private investor, educator and business consultant. Mr. Johnson served as Chairman of the Board and Chief Executive Officer of Collectors Universe, a provider of services to dealers and collectors of high-end collectibles, from 2001 to 2002. Mr. Johnson served as Chief Executive Officer of YPO International (Young Presidents Organization) from 1998 to 2000 and as Administrator of the General Services Administration from 1993 to 1996. Prior to 1993, Mr. Johnson served in a number of senior executive positions, including Chairman of the Board and Chief Executive Officer of Western Digital Corporation. Mr. Johnson also serves as a director of the Needham Funds, an affiliate of Needham & Company, Inc., Insulectro, Maxtor Corporation and Computer Access Technology Corporation. He is Chairman of the Audit and Finance Committee and a member of the Nominating and Governance Committee.

Sidney R. Petersen has served as a director of Sypris since 1997 and of Sypris Electronics from 1994 until its merger with Sypris in 1998. Mr. Petersen retired as Chairman of the Board and Chief Executive Officer of Getty Oil in 1984, where he served in a variety of increasingly responsible management positions since 1955. He is a member of the Compensation and Audit and Finance Committees.

Robert Sroka has served as a director of Sypris since 1997. Mr. Sroka has served as Managing Director of Corporate Solutions Group, an investment banking firm, since December 2003, and as Managing Partner of Lighthouse Partners, a private investment and business consulting company, since 1998. Mr. Sroka served as Managing Director of Investment Banking-Mergers and Acquisitions for J.P. Morgan from 1994 to 1998. Prior to 1994, Mr. Sroka served in a variety of senior executive positions with J.P. Morgan, including Vice President-Investment Banking and Vice President-Corporate Finance. Mr. Sroka also serves as non-executive Chairman of the Board of Avado Brands. He is a member of the Compensation and Audit and Finance Committees.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is LaSalle Bank, N.A.

Listing

Our common stock is listed on the Nasdaq National Market under the symbol “SYPR.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 17,330,394 shares of common stock outstanding, assuming no exercise of options outstanding as of January 31, 2004. Of these shares, the 3,000,000 shares sold in this offering and an additional 5,745,492 currently outstanding shares will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased or held by our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. Holders of 8,584,902 shares of our common stock will be subject to volume limitations under Rule 144, because the shares are held by our existing affiliates and are subject to the 90-day lockup agreement with the underwriters.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. Needham & Company, Inc., Robert W. Baird & Co. Incorporated and Raymond James & Associates, Inc. are acting as representatives of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
Needham & Company, Inc.
Robert W. Baird & Co. Incorporated
Raymond James & Associates, Inc.

3,000,000

The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $         per share. The underwriters may allow, and those dealers may reallow, a concession to other securities dealers of up to $         per share. After the offering to the public, the offering price and other selling terms may be changed by the representatives.

We have granted an option to the underwriters to purchase up to 450,000 additional shares of common stock at the public offering price per share, less the underwriting discounts and commissions set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total No Exercise	Total Full Exercise
Paid by Sypris Solutions, Inc.	$	$	$

We estimate that the total expenses of the offering, excluding the underwriting discounts and commissions, will be approximately $200,000.

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. This agreement does not apply to the issuance of additional options or shares under our stock option or employee stock purchase plans. Our directors, officers and three other stockholders who collectively hold in the aggregate 8,584,902 shares of common stock, have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq National Market or otherwise.

In connection with this offering, some of the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

Upon consummation of the offering, affiliates of Needham & Company, Inc. will own 2.8% of our common stock.

Certain of the underwriters and their affiliates have in the past provided, and may in the future provide, investment banking and other financial and banking services to us for which they have in the past received, and may in the future receive, customary fees. Roger W. Johnson, a director of Sypris, is also a director of Needham Funds, an affiliate of Needham & Company, Inc.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Wyatt, Tarrant & Combs, LLP, Louisville, Kentucky. Certain legal matters for the underwriters will be passed upon by Piper Rudnick LLP, New York, New York.

EXPERTS

Our consolidated financial statements at December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003 appearing elsewhere in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein and, are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 under the Securities Act of 1933 with the SEC for the shares we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to, or incorporated into, the registration statement for copies of the actual contract, agreement or other document.

We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s web site at “http://www.sec.gov.” You can read and copy any document that we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the SEC’s public reference facilities. You also can inspect copies of our filings at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to “incorporate by reference” into this prospectus information from our other SEC filings. This means that we can disclose important information to you by referring you to those filings, and the information incorporated by reference is considered to be part of this prospectus. In addition, some information that we file with the SEC after the date of this prospectus will automatically update, and in some cases supersede, the information in this prospectus or otherwise incorporated by reference in this prospectus. We are incorporating by reference the information contained in the following SEC filings:

•	our annual report on Form 10-K for the year ended December 31, 2003;

•	the description of our common stock contained in our report on Form 8-K/A filed May 13, 1998, including any amendments or reports filed for the purpose of updating such description;

•	the description of our Series A Preferred Stock purchase rights contained in our registration statement on Form 8-A filed October 23, 2001, including any amendment or report filed for the purpose of updating such description; and

•	any filings we make with the SEC under section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering. Information in these filings will be incorporated as of the filing date.

We will provide without charge to each person, including any beneficial owner of common stock to whom this prospectus is delivered, a copy of these filings, other than exhibits unless those exhibits are specifically incorporated by reference herein. You should direct any requests for documents to Sypris Solutions, Inc., 101 Bullitt Lane, Suite 450, Louisville, Kentucky 40222, Attention: Investor Relations, telephone (502) 329-2000.

SYPRIS SOLUTIONS, INC.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders

Sypris Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Sypris Solutions, Inc. as of December 31, 2002 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sypris Solutions, Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Louisville, Kentucky

January 30, 2004

SYPRIS SOLUTIONS, INC.

CONSOLIDATED INCOME STATEMENTS

(in thousands, except for per share data)

	Years ended December 31,
	2001	2002	2003
Net revenue:
Outsourced services	$209,874	$229,629	$230,632
Products	44,766	43,848	45,973

Total net revenue	254,640	273,477	276,605

Cost of sales:
Outsourced services	181,818	195,576	203,080
Products	29,275	28,380	27,513

Total cost of sales	211,093	223,956	230,593

Gross profit	43,547	49,521	46,012

Selling, general and administrative	26,134	27,114	26,711
Research and development	3,054	3,354	4,166
Amortization of intangible assets	1,329	97	194

Operating income	13,030	18,956	14,941

Interest expense, net	4,111	2,742	1,693
Other (income) expense, net	(358)	(159)	230

Income before income taxes	9,277	16,373	13,018

Income tax expense	2,910	4,934	4,883

Net income	$6,367	$11,439	$8,135

Earnings per common share:
Basic	$0.65	$0.87	$0.57
Diluted	$0.63	$0.84	$0.56

Shares used in computing earnings per common share:
Basic	9,828	13,117	14,237
Diluted	10,028	13,664	14,653

The accompanying notes are an integral part of the consolidated financial statements.

SYPRIS SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share data)

	December 31,
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	$12,403	$12,019
Accounts receivable, net	37,951	45,484
Inventory, net	64,443	61,932
Other current assets	9,187	11,370

Total current assets	123,984	130,805

Property, plant and equipment, net	75,305	106,683

Goodwill	14,277	14,277

Other assets	10,039	11,730

	$223,605	$263,495

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$23,356	$29,598
Accrued liabilities	16,035	17,491
Current portion of long-term debt	7,000	3,200

Total current liabilities	46,391	50,289

Long-term debt	30,000	53,000
Other liabilities	10,179	15,425

Total liabilities	86,570	118,714

Commitments and contingencies

Stockholders’ equity:
Preferred stock, par value $.01 per share, 981,600 shares authorized; no shares issued	—	—
Series A preferred stock, par value $.01 per share, 18,400 shares authorized; no shares issued	—	—
Common stock, non-voting, par value $.01 per share, 10,000,000 shares authorized; no shares issued	—	—
Common stock, par value $.01 per share, 30,000,000 shares authorized; 14,158,077 and 14,283,323 shares issued and outstanding in 2002 and 2003, respectively	142	143
Additional paid-in capital	82,575	83,541
Retained earnings	57,017	63,443
Accumulated other comprehensive income (loss)	(2,699)	(2,346)

Total stockholders’ equity	137,035	144,781

	$223,605	$263,495

The accompanying notes are an integral part of the consolidated financial statements.

SYPRIS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income	$6,367	$11,439	$8,135
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,856	11,386	12,831
Deferred income taxes	479	3,684	6,009
Provision for excess and obsolete inventory	432	727	832
Provision for doubtful accounts	122	231	191
Other noncash charges	59	339	846
Contributions to pension plans	(754)	(7,451)	(586)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(8,474)	1,576	(7,724)
Inventory	(3,519)	(4,559)	6,219
Other current assets	(416)	(863)	(2,427)
Accounts payable	3,648	(1,010)	3,154
Accrued and other liabilities	671	(1,898)	(205)

Net cash provided by operating activities	8,471	13,601	27,275

Cash flows from investing activities:
Capital expenditures	(27,623)	(19,747)	(22,521)
Proceeds from sale of assets	6,816	211	175
Purchase of net assets of acquired entities	(11,486)	—	(23,300)
Changes in nonoperating assets and liabilities	(650)	(662)	(171)

Net cash used in investing activities	(32,943)	(20,198)	(45,817)

Cash flows from financing activities:
Net increase (decrease) in debt under revolving credit agreements	22,500	(50,500)	19,200
Cash dividends paid	—	(424)	(1,709)
Proceeds from issuance of common stock	530	56,692	667

Net cash provided by financing activities	23,030	5,768	18,158

Net decrease in cash and cash equivalents	(1,442)	(829)	(384)

Cash and cash equivalents at beginning of year	14,674	13,232	12,403

Cash and cash equivalents at end of year	$13,232	$12,403	$12,019

The accompanying notes are an integral part of the consolidated financial statements.

SYPRIS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except for share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balance at January 1, 2001	9,709,669	$97	$24,401	$40,060	$(353)	$64,205
Net income	—	—	—	6,367	—	6,367
Adjustment in minimum pension liability, net of tax of $828	—	—	—	—	(1,124)	(1,124)
Change in fair value of interest rate swap agreements, net of tax of $309	—	—	—	—	(419)	(419)

Comprehensive income (loss)	—	—	—	6,367	(1,543)	4,824
Issuance of shares under Employee Stock Purchase Plan	52,206	1	256	—	—	257
Exercise of stock options	136,800	1	566	—	—	567
Stock option tax benefit	—	—	267	—	—	267

Balance at December 31, 2001	9,898,675	99	25,490	46,427	(1,896)	70,120
Net income	—	—	—	11,439	—	11,439
Adjustment in minimum pension liability, net of tax of $582	—	—	—	—	(873)	(873)
Change in fair value of interest rate swap agreements, net of tax of $99	—	—	—	—	70	70

Comprehensive income (loss)	—	—	—	11,439	(803)	10,636
Cash dividends, $0.06 per common share	—	—	—	(849)	—	(849)
Issuance of common shares	4,100,000	41	55,615	—	—	55,656
Issuance of shares under Employee Stock Purchase Plan	37,695	1	335	—	—	336
Exercise of stock options	123,983	1	758	—	—	759
Stock option tax benefit	—	—	377	—	—	377
Retire unvested restricted shares	(2,276)	—	—	—	—	—

Balance at December 31, 2002	14,158,077	142	82,575	57,017	(2,699)	137,035
Net income	—	—	—	8,135	—	8,135
Adjustment in minimum pension liability, net of tax of $2	—	—	—	—	4	4
Change in fair value of interest rate swap agreements, net of tax of $210	—	—	—	—	349	349

Comprehensive income	—	—	—	8,135	353	8,488
Cash dividends, $0.12 per common share	—	—	—	(1,709)	—	(1,709)
Issuance of shares under Employee Stock Purchase Plan	38,160	—	353	—	—	353
Exercise of stock options	87,086	1	456	—	—	457
Stock option tax benefit	—	—	157	—	—	157

Balance at December 31, 2003	14,283,323	$143	$83,541	$63,443	$(2,346)	$144,781

The accompanying notes are an integral part of the consolidated financial statements.

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization and Significant Accounting Policies

Consolidation Policy

The accompanying consolidated financial statements include the accounts of Sypris Solutions, Inc. and its wholly-owned subsidiaries (collectively, “Sypris” or the “Company”). All significant intercompany accounts and transactions have been eliminated.

Nature of Business

Sypris is a diversified provider of outsourced services and specialty products. The Company performs a wide range of manufacturing, engineering, design, testing, and other technical services, typically under multi-year, sole-source contracts with corporations and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventory

Contract inventory is stated at actual production costs, reduced by the cost of units for which revenue has been recognized. Gross contract inventory is considered work in process. Progress payments under long-term contracts are specified in the contracts as a percentage of cost and are liquidated as contract items are completed and shipped. Other inventory is stated at the lower of cost or market. The first-in, first-out method was used for determining the cost of inventory excluding contract inventory and certain other inventory, which was determined using the last-in, first-out method (“LIFO”) (see Note 4). The Company’s reserve for excess and obsolete inventory is primarily based upon forecasted demand for its product sales, and any change to the reserve arising from forecast revisions is reflected in cost of sales in the period the revision is made.

Property, Plant and Equipment

Property, plant and equipment is stated on the basis of cost. Depreciation of property, plant and equipment is generally computed using the straight-line method over their estimated economic lives. For land improvements, buildings and building improvements, the estimated economic life is generally 40 years. Estimated economic lives range from three to fifteen years for machinery, equipment, furniture and fixtures. Leasehold improvements are amortized over the respective lease term using the straight-line method. Expenditures for maintenance, repairs and renewals of minor items are expensed as incurred. Major renewals and improvements are capitalized.

Interest cost is capitalized for qualifying assets during the period in which the asset is being installed and prepared for its intended use. Capitalized interest cost is amortized on the same basis as the related depreciation.

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill

Beginning in 2002 with the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized, but instead tested at least annually for impairment. Prior to 2002, goodwill was amortized using the straight-line method over its estimated period of benefit of 15 years (see “Adoption of Recently Issued Accounting Standards” below). Goodwill is reported net of accumulated amortization of approximately $4,146,000 at December 31, 2002 and 2003.

Long-lived Assets

The Company evaluates long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. If facts and circumstances lead the Company’s management to believe that the cost of one of its assets may be impaired, the Company will write down that carrying amount to fair value to the extent necessary.

Revenue Recognition

A portion of the Company’s business is conducted under long-term, fixed-price contracts with aerospace & defense companies and agencies of the U.S. Government. Contract revenue is recognized using the percentage of completion method, generally using units-of-delivery as the basis to measure progress toward completing the contract. The costs attributed to contract revenue are based upon the estimated average costs of all units to be shipped. The cumulative average costs of units shipped to date are adjusted through current operations as estimates of future costs to complete change (see “Contract Accounting” below). Revenue under certain other long-term fixed price contracts is recorded using achievement of performance milestones or cost-to-cost as the basis to measure progress toward completing the contract. Amounts representing contract change orders or claims are included in revenue when such costs are reliably estimated and realization is probable.

Revenue recognized under the percentage of completion method of accounting totaled approximately $134,478,000, $120,424,000 and $111,341,000 for the years ended December 31, 2001, 2002 and 2003, respectively. In 2001 and 2002, substantially all such amounts were accounted for under the units-of-delivery method. In 2003, approximately 88% of such amount was accounted for based on units of delivery and approximately 12% was accounted for based on milestones or cost-to-cost. All other revenue is recognized as product is shipped and title passes, or when services are rendered.

Contract Accounting

For long-term contracts, the Company capitalizes in inventory direct material, direct labor and factory overhead as incurred. Selling costs are expensed as incurred. Costs to complete long-term contracts are estimated on a monthly basis. Estimated margins at completion are applied to cumulative contract revenue to arrive at costs charged to operations.

Accounting for long-term contracts under the percentage of completion method involves substantial estimation processes, including determining the estimated cost to complete a contract. As contracts may require performance over several accounting periods, formal detailed cost-to-complete estimates are performed and updated monthly via performance reports. Management’s estimates of costs-to-complete change due to internal and external factors, such as labor rate and efficiency variances, revised estimates of warranty costs, estimated future material prices and customer specification and testing requirement changes. Changes in estimated costs are reflected in gross profit in the period in which they are known. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known.

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Product Warranty Costs

The provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. The accrued liability for warranty costs is included in the caption “Accrued liabilities” in the accompanying consolidated balance sheets.

Concentrations of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist of accounts receivable. The Company’s customer base consists of various departments or agencies of the U.S. Government, aerospace & defense companies under contract with the U.S. Government and a number of customers in diverse industries across geographic areas, primarily in North America. The Company performs periodic credit evaluations of its customers’ financial condition and does not require collateral on its commercial accounts receivable. Credit losses are provided for in the consolidated financial statements and consistently have been within management’s expectations. Approximately 43% of accounts receivable outstanding at December 31, 2003 are due from the Company’s four largest customers.

The Company recognized revenue from contracts with the U.S. Government and its agencies of approximately $40,046,000, $44,185,000 and $49,143,000 during the years ended December 31, 2001, 2002 and 2003, respectively. The Company’s largest customers for the year ended December 31, 2001 were Raytheon Company and Honeywell International, Inc., which represented approximately 21% and 11%, respectively, of the Company’s total net revenue. The Company’s largest customers for the year ended December 31, 2002 were Raytheon Company and Dana Corporation, which represented approximately 19% and 14%, respectively, of the Company’s total net revenue. The Company’s largest customers for the year ended December 31, 2003 were Dana Corporation and Raytheon Company, which represented approximately 15% and 14%, respectively, of the Company’s total net revenue. No other single customer accounted for more than 10% of the Company’s total net revenue for the years ended December 31, 2001, 2002 or 2003.

Stock Based Compensation

Stock options are granted under various stock compensation programs to employees and independent directors (see Note 11). The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information is as follows:

	Years ended December 31,
	2001	2002	2003
	(in thousands, except for per share data)
Net income	$6,367	$11,439	$8,135
Pro forma stock-based compensation expense, net of tax	1,390	1,591	1,624

Pro forma net income	$4,977	$9,848	$6,511

Pro forma earnings per common share:
Basic	$0.51	$0.75	$0.46
Diluted	$0.50	$0.72	$0.44

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative Financial Instruments

In 2001, the Company entered into interest rate swap agreements, which were deemed to be effective hedges in accordance with SFAS No. 133, “Accounting of Derivative Instruments and Hedging Activities” (see Note 7). All derivatives on the consolidated balance sheets are reported at fair value and changes in the fair value, net of income tax, were recognized in other comprehensive income (loss) on the consolidated statements of stockholders’ equity.

Adoption of Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 141, “Business Combinations.” SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 141 also specifies criteria for the recognition of identifiable intangible assets separately from goodwill. The Company applied the provisions of SFAS No. 141 to all business combinations subsequent to the effective date (see Note 2).

Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but will be reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

The nonamortization of goodwill has increased the Company’s net income and earnings per share beginning in 2002. Following are pro forma results assuming goodwill had not been amortized prior to January 1, 2002 (in thousands, except for per share data):

	Years ended December 31,
	2001	2002	2003
Reported net income	$6,367	$11,439	$8,135
Adjustment for amortization of goodwill, net of tax	782	—	—

Adjusted net income	$7,149	$11,439	$8,135

Basic earnings per common share as reported	$0.65	$0.87	$0.57
Adjustment for amortization of goodwill, net of tax	0.08	—	—

Adjusted basic earnings per common share	$0.73	$0.87	$0.57

Diluted earnings per common share as reported	$0.63	$0.84	$0.56
Adjustment for amortization of goodwill, net of tax	0.08	—	—

Adjusted diluted earnings per common share	$0.71	$0.84	$0.56

There has been no change to the carrying value of the Company’s goodwill since January 1, 2002. Goodwill, net of accumulated amortization, at December 31, 2003 for the Electronics Group and the Industrial Group was approximately $13,837,000 and $440,000, respectively. The Company’s other intangible assets subject to amortization and the related amortization expense are not material to the Company’s consolidated financial position or results of operations, respectively.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” This Interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Company adopted the Interpretation in the fourth quarter 2003 and such adoption did not effect the financial statements.

(2) Acquisitions

On May 31, 2001, the Company acquired from Dana Corporation certain assets and liabilities of the Marion Forge plant. The business produces fully machined, medium and heavy-duty truck axle shafts and other drive train components for integration into subassemblies and is included with Sypris Technologies in the Industrial Group. The transaction was accounted for as a purchase, in which the purchase price of $11,486,000 was allocated based on the fair values of the assets and liabilities acquired. The purchase price was allocated primarily to property, plant and equipment. The results of operations of the acquired business have been included in the consolidated financial statements since the acquisition date. The acquisition was financed by the Company’s Credit Agreement (see Note 7).

On December 31, 2003, the Company acquired from Dana Corporation certain assets and liabilities of a plant that will expand Sypris Technologies’ manufacturing capabilities in certain light, medium and heavy-duty truck steer axles and other drive train components. The transaction was accounted for as a purchase, in which the purchase price of $22,297,000 was allocated based on the fair values of the assets and liabilities acquired. The results of operations of the acquired business will be included in the consolidated financial statements beginning January 1, 2004. The acquisition was financed by the Company’s Credit Agreement (see Note 7). The Company paid Dana $21,780,000 on the closing date and $517,000 in January 2004. Following are the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition, which are subject to refinement (in thousands):

Current assets	$4,540
Property, plant and equipment	17,746
Other assets	1,727

Total assets acquired	24,013
Current liabilities assumed	(1,716)

Net assets acquired	$22,297

Other assets represents the estimated fair value of an eight-year supply agreement with Dana Corporation that the Company will amortize on a straight-line basis over the life of the contract.

(3) Accounts Receivable

Accounts receivable consists of the following:

	December 31,
	2002	2003
	(in thousands)
Commercial	$34,108	$39,978
U.S. Government	4,366	6,100

	38,474	46,078
Allowance for doubtful accounts	(523)	(594)

	$37,951	$45,484

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounts receivable from the U.S. Government includes amounts due under long-term contracts, all of which are billed at December 31, 2002 and 2003, of $2,930,000 and $4,508,000, respectively.

(4) Inventory

Inventory consists of the following:

	December 31,
	2002	2003
	(in thousands)
Raw materials	$18,493	$22,394
Work in process	14,769	15,854
Finished goods	4,588	3,052
Costs relating to long-term contracts and programs, net of amounts attributed to revenue recognized to date	34,778	36,569
Progress payments related to long-term contracts and programs	(2,737)	(9,851)
LIFO reserve	(1,007)	(940)
Reserve for excess and obsolete inventory	(4,441)	(5,146)

	$64,443	$61,932

The preceding amounts include inventory valued under the LIFO method that totaled approximately $12,663,000 and $11,476,000 at December 31, 2002 and 2003, respectively.

(5) Property, Plant and Equipment

Property, plant and equipment consists of the following:

	December 31,
	2002	2003
	(in thousands)
Land and land improvements	$1,736	$2,173
Buildings and building improvements	19,132	23,420
Machinery, equipment, furniture and fixtures	119,740	148,733
Construction in progress	6,201	15,539

	146,809	189,865
Accumulated depreciation	(71,504)	(83,182)

	$75,305	$106,683

Depreciation expense totaled approximately $8,468,000, $11,280,000 and $12,637,000 for the years ended December 31, 2001, 2002 and 2003, respectively. Approximately $494,000 and $3,488,000 was included in accounts payable for capital expenditures at December 31, 2002 and 2003, respectively.

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6) Accrued Liabilities

Accrued liabilities consists of the following:

	December 31,
	2002	2003
	(in thousands)
Employee benefit plan accruals	$4,585	$5,219
Salaries, wages and incentives	3,735	1,708
Other	7,715	10,564

	$16,035	$17,491

Included in other accrued liabilities are employee payroll deductions, advance payments, accrued operating expenses, accrued warranty expenses, accrued interest and other items, none of which exceed 5% of total current liabilities.

(7) Long-Term Debt

The Company has a credit agreement with a syndicate of banks (the “Credit Agreement”) that was entered into in October 1999 and amended most recently in October 2003. The Credit Agreement provides for a revolving credit facility with an aggregate commitment of $125,000,000 through October 2008. We had total availability for borrowings and letters of credit under the revolving credit facility of $68,800,000 at December 31, 2003, which, when combined with our unrestricted cash balance of $12,019,000, provides for total cash and borrowing capacity of $80,819,000. The credit agreement includes an option to increase the amount of available credit to $150,000,000, subject to the lead bank’s approval. Current maturities of long-term debt at December 31, 2002 and 2003 represent amounts due under a short-term borrowing arrangement included in the Credit Agreement. Standby letters of credit up to a maximum of $15,000,000 may be issued under the Credit Agreement, and no significant amounts were outstanding at December 31, 2002 and 2003.

Under the terms of the Credit Agreement, interest rates are determined at the time of borrowing and are based on the London Interbank Offered Rate plus a margin of 1.0% to 2.0%; or the greater of the prime rate or the federal funds rate plus 0.5%, plus a margin up to 0.75%. The Company also pays a fee of 0.20% to 0.25% on the unused portion of the aggregate commitment. The margins applied to the respective interest rates and the commitment fee are adjusted quarterly and are based on the Company’s ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The weighted average interest rate for outstanding borrowings at December 31, 2003 was 2.7%. The weighted average interest rates for borrowings during the years ended December 31, 2001, 2002 and 2003 were 7.4%, 5.8% and 5.4%, respectively.

The Credit Agreement contains customary affirmative and negative covenants, including financial covenants requiring the maintenance of specified fixed charge coverage and leverage ratios and minimum levels of net worth. As of December 31, 2003, the Company was in compliance with all covenants.

On July 26, 2001, the Company entered into interest rate swap agreements with three banks that effectively converted a portion of its floating rate debt to a fixed rate basis for a period of two years, thus reducing the impact of interest rate changes on interest expense. The swap agreements, which expired on July 25, 2003, had a combined notional amount of $30,000,000 whereby the Company paid a fixed rate of interest of 4.52% and received a variable 30-day LIBOR rate. The differential paid or received was accrued as interest rates changed and was recognized as an adjustment to interest expense in the consolidated income statements. The aggregate fair market value of all interest rate swap agreements was approximately $559,000 at December 31, 2002, which was included in accrued liabilities on the consolidated balance sheet.

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest incurred, net of amounts capitalized, during the years ended December 31, 2001, 2002 and 2003 totaled approximately $4,021,000, $2,923,000 and $1,729,000, respectively. Capitalized interest for the year ended December 31, 2001 was $1,763,000. The Company had no capitalized interest in 2002 or 2003. Interest paid during the years ended December 31, 2001, 2002 and 2003 totaled approximately $5,623,000, $2,763,000 and $1,328,000, respectively.

(8) Fair Value of Financial Instruments

Cash, accounts receivable, accounts payable and accrued liabilities are reflected in the consolidated financial statements at their carrying amount which approximates fair value because of the short-term maturity of those instruments. The carrying amount of debt outstanding at December 31, 2002 and 2003 under the Credit Agreement approximates fair value because borrowings are for terms less than six months and have rates that reflect currently available terms and conditions for similar debt.

(9) Employee Benefit Plans

The Company sponsors noncontributory defined benefit pension plans (the “Pension Plans”) covering certain employees of Sypris Technologies. The Pension Plans covering salaried and management employees provide pension benefits that are based on the employees’ highest five-year average compensation within ten years before retirement. The Pension Plans covering hourly employees and union members generally provide benefits at stated amounts for each year of service. The Company’s funding policy is to make the minimum annual contributions required by the applicable regulations; however, the Company made a voluntary contribution to the Pension Plans totaling $5,660,000 in 2002. The Pension Plans’ assets are primarily invested in equity securities and fixed income securities.

The following table details the components of pension expense:

	Years ended December 31,
	2001	2002	2003
	(in thousands)
Service cost	$358	$172	137
Interest cost on projected benefit obligation	1,939	2,306	2,265
Net amortizations and deferrals	247	339	611
Expected return on plan assets	(1,961)	(2,329)	(2,430)

	$583	$488	$583

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following are summaries of the changes in the benefit obligations and plan assets and of the funded status of the Pension Plans:

	December 31,
	2002	2003
	(in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$31,983	$35,237
Service cost	172	137
Interest cost	2,306	2,265
Actuarial loss	2,394	1,450
Benefits paid	(1,618)	(1,765)

Benefit obligation at end of year	$35,237	$37,324

Change in plan assets:
Fair value of plan assets at beginning of year	$24,789	$29,480
Actual return on plan assets	(1,142)	3,958
Company contributions	7,451	586
Benefits paid	(1,618)	(1,765)

Fair value of plan assets at end of year	$29,480	$32,259

Funded status of the plans:
Benefit obligation at end of year	$35,237	$37,324
Fair value of plan assets at end of year	29,480	32,259

Funded status of plan (underfunded)	(5,757)	(5,065)
Unrecognized actuarial loss	8,074	7,714
Unrecognized prior service cost	694	365

Net asset recognized	$3,011	$3,014

Balance sheet assets (liabilities):
Prepaid benefit cost	$4,876	$4,685
Intangible asset	36	—
Accrued benefit liability	(5,661)	(5,425)
Accumulated other comprehensive loss	3,760	3,754

Net amount recognized	$3,011	$3,014

Pension plans with accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	$20,622	$22,304
Accumulated benefit obligation	$20,284	$22,100
Fair value of plan assets	$14,627	$16,677

Projected benefit obligation and net periodic pension cost assumptions:
Discount rate	6.75%	6.25%
Rate of compensation increase	4.00%	4.00%
Expected long-term rate of return on plan assets	8.50%	8.25%

Weighted average asset allocation:
Equity securities	38%	63%
Debt securities	62	37

Total	100%	100%

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company uses November 30 as the measurement date for the Pension Plans. Total estimated contributions expected to be paid to the plans during 2004 range from $1,500,000 to $2,000,000. The expected long-term rates of return on plan assets for determining net periodic pension cost for 2002 and 2003 were chosen by the Company from a best estimate range determined by applying anticipated long-term returns and long-term volatility for various assets categories to the target asset allocation of the plan. The target asset allocation of plan assets is equity securities ranging 55-65% and fixed income securities ranging 35-45% of total investments.

The Company sponsors a defined contribution plan (the “Defined Contribution Plan”) for substantially all employees of the Company. The Defined Contribution Plan is intended to meet the requirements of Section 401(k) of the Internal Revenue Code. The Defined Contribution Plan allows the Company to match participant contributions and provides discretionary contributions. Contributions to the Defined Contribution Plan in 2001, 2002 and 2003 totaled approximately $1,933,000, $2,267,000 and $2,737,000, respectively.

The Company has self-insured medical plans (the “Medical Plans”) covering substantially all employees. The number of employees participating in the Medical Plans was approximately 1,350, 1,300 and 1,325 at December 31, 2001, 2002 and 2003, respectively. The Medical Plans limit the Company’s annual obligations to fund claims to specified amounts per participant and in the aggregate. The Company is adequately insured for amounts in excess of these limits. Employees are responsible for payment of a portion of the premiums. During 2001, 2002 and 2003, the Company charged approximately $5,890,000, $6,677,000 and $7,223,000, respectively, to operations related to reinsurance premiums, medical claims incurred and estimated, and administrative costs for the Medical Plans. Claims paid during 2001, 2002 and 2003 did not exceed the aggregate limits.

(10) Commitments and Contingencies

The Company leases certain of its real property and certain equipment, vehicles and computer hardware under operating leases with terms ranging from month-to-month to ten years and which contain various renewal and rent escalation clauses. Future minimum annual lease commitments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003 are as follows (in thousands):

2004	$6,428
2005	6,489
2006	5,963
2007	5,590
2008	4,489
2009 and thereafter	2,947

$31,906

Rent expense for the years ended December 31, 2001, 2002 and 2003 totaled approximately $5,550,000, $7,387,000 and $7,485,000, respectively.

The Company entered into agreements for the sale and leaseback of certain specific manufacturing and testing equipment during 2001. The terms of the operating leases range from five to nine years and the Company has the option to purchase the equipment at the expiration of the respective lease term at a fixed price based upon the equipment’s estimated residual value. Lease payments on these operating leases are guaranteed by the Company. Proceeds from the sale and leaseback transactions during 2001 were approximately $5,420,000 and the transactions resulted in a deferred loss of approximately $787,000. Deferred losses on sales and leaseback transactions are amortized on a straight-line basis over the term of the respective leases. Cumulative deferred losses including deferred losses incurred prior to 2001, net of amortization, was approximately $1,039,000 and $835,000 as of December 31, 2002 and 2003, respectively. Future minimum annual lease commitments related to these leases are included in the above schedule.

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003, the Company had outstanding purchase commitments of approximately $3,904,000, primarily for the acquisition of manufacturing equipment.

The Company is involved in certain litigation and contract issues arising in the normal course of business. While the outcome of these matters cannot, at this time, be predicted in light of the uncertainties inherent therein, management does not expect that these matters will have a material adverse effect on the consolidated financial position or results of operations of the Company.

(11) Stock Option and Purchase Plans

The Company has certain stock compensation plans under which options to purchase common stock may be granted to officers, key employees and non-employee directors. Options may be granted at not less than the market price on the date of grant. Options are exercisable in whole or in part up to two years after the date of grant and ending ten years after the date of grant. The following table summarizes option activity for the three years ended December 31, 2003:

	Shares	Exercise Price Range	Weighted Average Exercise Price
Balance at January 1, 2001	1,553,737	$1.72 – 31.00	$7.79
Granted	632,819	3.88 – 13.27	6.15
Exercised	(164,616)	1.72 – 8.75	3.06
Forfeited	(174,980)	6.25 – 11.76	8.21

Balance at December 31, 2001	1,846,960	1.72 – 31.00	7.61
Granted	362,391	9.95 – 19.00	14.32
Exercised	(127,561)	1.72 – 10.50	6.23
Forfeited	(144,425)	6.25 – 16.03	9.39

Balance at December 31, 2002	1,937,365	1.72 – 31.00	8.83
Granted	690,811	6.88 – 16.10	8.78
Exercised	(104,730)	1.72 – 10.50	5.04
Forfeited	(178,061)	3.36 – 16.03	9.17

Balance at December 31, 2003	2,345,385	$3.88 – 31.00	$8.96

The following table summarizes certain weighted average data for options outstanding and currently exercisable at December 31, 2003:

	Outstanding			Exercisable
	Shares	Weighted Average		Shares	Weighted Average Exercise Price
Exercise Price Range		Exercise Price	Remaining Contractual Life
$3.88 – $5.00	125,120	$4.63	5.6	102,870	$4.59
$5.12 – $7.00	438,970	6.14	5.2	103,590	6.19
$7.37 – $10.00	1,212,208	8.43	5.7	520,593	8.64
$10.06 – $15.00	466,794	12.19	6.0	79,069	10.87
$15.59 – $20.00	96,805	17.24	7.1	55,805	18.13
$23.00 – $31.00	5,488	27.38	1.3	5,488	27.38

Total	2,345,385	$8.96	5.7	867,415	$8.80

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s stock compensation program also provides for the grant of performance-based stock options to key employees (“Performance Options”). The terms and conditions of the Performance Options grants provide for the determination of the exercise price and the beginning of the vesting period to occur when the fair market value of the Company’s common stock achieves certain targeted price levels. Performance Options to purchase 56,000 shares and 116,000 shares of common stock were granted during 2001 and 2003, respectively. The Company did not grant Performance Options in 2002. Performance Options to purchase 32,000 shares, 49,000 shares and 28,000 shares of common stock were forfeited in 2001, 2002 and 2003, respectively. One targeted price level of the Performance Options was achieved in 2002, resulting in determination of the exercise price and beginning of the vesting period for options to purchase 52,000 shares of common stock. Performance Options for which the targeted price level has not been achieved total 416,000 shares, 315,000 shares and 403,000 shares at December 31, 2001, 2002 and 2003, respectively, and are excluded from disclosures of options outstanding.

The aggregate number of shares of common stock reserved for issuance under the Company’s stock compensation programs as of December 31, 2002 and 2003 was 4,750,000. The aggregate number of shares available for future grant as of December 31, 2002 and 2003 was 2,013,261 and 1,375,011, respectively.

The Company applies APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, “Accounting for Stock-Based Compensation,” requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company’s employee stock options is at least equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for options granted by the Company during 2001, 2002 and 2003 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Years ended December 31,
	2001	2002	2003
Expected life (years)	8	7	7
Expected volatility	75.2%	74.8%	75.0%
Risk-free interest rates	4.93%	3.83%	3.69%
Expected dividend yield	—	1.09%	0.95%

The weighted average Black-Scholes value of options granted under the stock option plans during 2001, 2002 and 2003 was $4.71, $9.39 and $5.76 per share, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company has a stock purchase plan that provides substantially all employees who have satisfied the eligibility requirements the opportunity to purchase shares of the Company’s common stock on a compensation deduction basis. The purchase price is the lower of 85% of the fair market value of the common stock on the first

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

or last business day of the purchase period. Payroll deductions may not exceed $6,000 for any six-month cycle. The stock purchase plan expires January 31, 2006. At December 31, 2002 and 2003, there were 159,209 shares and 121,049 shares, respectively, available for purchase under the plan. During 2001, 2002 and 2003, a total of 52,206 shares, 37,695 shares and 38,160 shares, respectively, were issued under the plan.

(12) Stockholders’ Equity

On March 26, 2002, the Company completed a public stock offering of 3,600,000 shares of its common stock and, on April 19, 2002, an additional 500,000 shares were issued through the exercise of an over-allotment option. The shares were sold at $14.50 per share and generated proceeds, after underwriting discounts and expenses, of approximately $55,656,000. Proceeds from the offering were primarily used to repay debt. On May 7, 2002, the Company’s stockholders approved an amendment to increase the Company’s authorized common stock from 20,000,000 shares to 30,000,000 shares.

The Company has a stockholder rights plan, under which each stockholder owns one right for each outstanding share of common stock owned. Each right entitles the holder to purchase one one-thousandth of a share of a new series of preferred stock at an exercise price of $63.00. The rights trade along with, and not separately from, the shares of common stock unless they become exercisable. If any person or group acquires or makes a tender offer for 15% or more of the common stock of the Company (except in transactions approved by the Company’s Board of Directors in advance) the rights become exercisable, and they will separate, become tradable, and entitle stockholders, other than such person or group, to acquire, at the exercise price, preferred stock with a market value equal to twice the exercise price. If the Company is acquired in a merger or other business combination with such person or group, or if 50% of its earning power or assets are sold to such person or group, each right will entitle its holder, other than such person or group, to acquire, at the exercise price, shares of the acquiring company’s common stock with a market value of twice the exercise price. The rights will expire on October 23, 2011, unless redeemed or exchanged earlier by the Company, and will be represented by existing common stock certificates until they become exercisable.

As of December 31, 2003, 18,400 shares of the Company’s preferred stock were designated as Series A Preferred Stock in connection with the adoption of the stockholder rights plan. There are no shares of Series A Preferred Stock currently outstanding. The holders of Series A Preferred Stock will have voting rights, be entitled to receive dividends based on a defined formula and have certain rights in the event of the Company’s dissolution. The shares of Series A Preferred Stock shall not be redeemable. However, the Company may purchase shares of Series A Preferred Stock in the open market or pursuant to an offer to a holder or holders.

Cumulative losses recorded in other comprehensive income (loss) for adjustments in the minimum pension liability, net of tax, totaled $1,477,000, $2,350,000 and $2,346,000 at December 31, 2001, 2002 and 2003, respectively. Cumulative losses recorded in other comprehensive income (loss) for the aggregate fair market value of all swap agreements, net of tax, totaled $419,000 and $349,000 at December 31, 2001 and 2002, respectively.

(13) Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Accordingly, deferred income taxes have been provided for temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements.

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of income tax expense (benefit) are as follows:

	Years ended December 31,
	2001	2002	2003
	(in thousands)
Current:
Federal	$2,161	$1,184	$(847)
State	270	66	(279)

	2,431	1,250	(1,126)
Deferred:
Federal	706	3,427	4,938
State	(227)	257	1,071

	479	3,684	6,009

	$2,910	$4,934	$4,883

The Company files a consolidated federal income tax return which includes all subsidiaries. Income taxes paid during 2001, 2002 and 2003 totaled approximately $1,962,000, $3,656,000 and $2,250,000, respectively. The Company received approximately $2,108,000, $208,000 and $1,760,000 in federal income tax refunds during 2001, 2002 and 2003, respectively.

At December 31, 2003, the Company had approximately $9,862,000 of state net operating loss carryforwards available to offset future state taxable income. Such carryforwards reflect income tax losses incurred (in thousands) which will expire on December 31 of the following years:

2009	$2,839
2010	560
2011	5,999
2017	464

$9,862

The following is a reconciliation of income tax expense to that computed by applying the federal statutory rate of 34% to income before income taxes:

	Years ended December 31,
	2001	2002	2003
	(in thousands)
Federal tax at the statutory rate	$3,154	$5,567	$4,426
State income taxes, net of federal tax benefit	238	646	522
Change in valuation allowance for deferred tax asset	(300)	(677)	—
Research and development tax credit	(338)	(330)	(146)
Other	156	(272)	81

	$2,910	$4,934	$4,883

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income tax assets and liabilities are as follows:

	December 31,
	2002	2003
	(in thousands)
Deferred tax assets:
Compensation and benefit accruals	$1,190	$747
Inventory valuation	1,042	1,201
State net operating loss carryforwards	689	560
Contract provisions	572	—
Accounts receivable allowance	199	226
Interest rate swap agreements	210	—
Other	103	—

	4,005	2,734
Deferred tax liabilities:
Depreciation	(4,115)	(8,652)
Contract provisions	—	(240)
Defined benefit pension plan	(258)	(231)
Other	—	(200)

	(4,373)	(9,323)

Net deferred tax liability	$(368)	$(6,589)

The valuation allowance for deferred tax assets decreased by $300,000 and $677,000 in 2001 and 2002, respectively. Management believes it is more likely than not that the Company’s future earnings will be sufficient to ensure the realization of deferred tax assets for federal and state purposes.

(14) Earnings Per Common Share

Basic earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share is calculated by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options.

The following table presents information necessary to calculate earnings per common share:

	Years ended December 31,
	2001	2002	2003
	(in thousands, except for per share data)
Shares outstanding:
Weighted average shares outstanding	9,828	13,117	14,237
Effect of dilutive employee stock options	200	547	416

Adjusted weighted average shares outstanding and assumed conversions	10,028	13,664	14,653

Net income applicable to common stock	$6,367	$11,439	$8,135

Earnings per common share:
Basic	$0.65	$0.87	$0.57

Diluted	$0.63	$0.84	$0.56

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(15) Segment Information

The Company’s operations are conducted in two reportable business segments: the Electronics Group and the Industrial Group. The segments are each managed separately because of the distinctions between the products, services, markets, customers, technologies, and workforce skills of the segments. The Electronics Group provides a wide range of manufacturing and technical services for a diversified customer base as an outsourced service provider. The Electronics Group also manufactures complex data storage systems, magnetic instruments, current sensors, and other electronic products. The Industrial Group provides manufacturing services for a variety of customers that outsource forged and finished steel components and subassemblies. The Industrial Group also manufactures high-pressure closures and other fabricated products. Revenue derived from outsourced services for the Electronics Group accounted for 67%, 55% and 52% of total net revenue in 2001, 2002 and 2003, respectively. Revenue derived from outsourced services for the Industrial Group accounted for 15%, 29% and 31% of total net revenue in 2001, 2002 and 2003, respectively. There was no intersegment net revenue recognized for all years presented. The following table presents financial information for the reportable segments of the Company:

	Years ended December 31,
	2001	2002	2003
	(in thousands)
Net revenue from unaffiliated customers:
Electronics Group	$207,282	$186,562	$180,733
Industrial Group	47,358	86,915	95,872

	$254,640	$273,477	$276,605

Gross profit:
Electronics Group	$37,385	$37,796	$36,266
Industrial Group	6,162	11,725	9,746

	$43,547	$49,521	$46,012

Operating income:
Electronics Group	$12,903	$14,447	$12,062
Industrial Group	3,563	8,210	6,895
General, corporate and other	(3,436)	(3,701)	(4,016)

	$13,030	$18,956	$14,941

Total assets:
Electronics Group	$121,228	$114,305	$121,560
Industrial Group	73,820	90,781	121,429
General, corporate and other	16,396	18,519	20,506

	$211,444	$223,605	$263,495

Depreciation and amortization:
Electronics Group	$7,951	$6,885	$7,134
Industrial Group	1,694	4,224	5,425
General, corporate and other	211	277	272

	$9,856	$11,386	$12,831

Capital expenditures:
Electronics Group	$7,917	$7,518	$10,621
Industrial Group	19,547	12,009	11,790
General, corporate and other	159	220	110

	$27,623	$19,747	$22,521

The Company’s export sales from the U.S. totaled $23,890,000, $25,437,000 and $22,250,000 in 2001, 2002 and 2003, respectively.

SYPRIS SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(16) Quarterly Financial Information (Unaudited)

The following is an analysis of certain items in the consolidated income statements by quarter for the years ended December 31, 2002 and 2003:

	2002				2003
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(in thousands, except for per share data)
Net revenue	$62,533	$73,509	$70,757	$66,678	$58,915	$70,621	$68,898	$78,171
Gross profit	11,129	12,882	13,974	11,536	9,951	13,041	9,569	13,451
Operating income	3,733	4,759	5,658	4,806	2,759	4,918	1,547	5,717
Net income	1,825	2,805	3,534	3,275	1,379	2,679	686	3,391
Earnings per common share:
Basic	$0.18	$0.20	$0.25	$0.23	$0.10	$0.19	$0.05	$0.24
Diluted	$0.17	$0.19	$0.24	$0.23	$0.10	$0.19	$0.05	$0.23
Cash dividends declared per common share	$—	$—	$0.03	$0.03	$0.03	$0.03	$0.03	$0.03

INSIDE BACK COVER GRAPHICS:

Center of page:	Appears Sypris logo.

Also shown are four depictions representing the primary markets in which the company provides its services or sells its products.

Depiction 1 (top left 1/4 of page):	Shows photograph of a class 8 truck.

Depiction 2 (top right 1/4 of page):	Shows photograph of a missile launch.

Depiction 3 (bottom left 1/4 of page):	Shows photograph of a military helicopter.

Depiction 4 (bottom right 1/4 of page):	Shows photograph of an electronic measurement device.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the registrant’s common stock being registered, all of which will be paid by the registrant. All amounts are estimates except the registration fee and the NASD listing fee.

Securities and Exchange Commission registration fee	$9,180
Nasdaq Stock Market listing fee	34,500
Accounting fees and expense	35,000
Legal fees and expenses	50,000
Transfer agent and registrar fees	5,000
Printing expenses	40,000
Miscellaneous	26,500

Total	$200,180

Item 15. Indemnification of Directors and Officers.

Limitation of Directors’ Liability. The registrant’s certificate of incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law (DGCL), the registrant’s directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors. Under the certificate of incorporation and the DGCL, directors will continue to be subject to liability for any breach of the director’s duty of loyalty to the registrant or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL, and for transactions from which the director derived an improper personal benefit. The certificate of incorporation provides that if the DGCL is amended to authorize corporate action further eliminating or limiting directors’ personal liability, the liability of the registrant’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this provision of the registrant’s certificate of incorporation by the registrant’s stockholders shall not adversely affect any right or protection of a director existing at the time of such repeal or modification.

This provision provides the registrant’s directors with protection from awards for monetary damages for breach of their duty of care, but it does not eliminate such duty. Accordingly, this provision will not affect the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his duty of care.

Indemnification. Section 145 of the DGCL empowers a corporation to indemnify its directors, officers, employees or agents for judgments, settlements and expenses in respect of third party actions, and for expenses in respect of actions by or in the right of the corporation, and to purchase insurance with respect to liability arising out of such status. The DGCL provides that the indemnification permitted by statute shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.

The registrant’s certificate of incorporation provides that the registrant shall indemnify any person who was or is a party or is threatened to be made a party to or becomes involved in any action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person, is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against all liability and loss suffered and expenses reasonably incurred by such person in connection with such action, suit or proceeding. The registrant will be required to indemnify a person in connection with a proceeding initiated by the person seeking indemnification only if the proceeding was authorized by the board of directors of the registrant. The registrant shall pay the expenses of its directors and executive officers, and may pay the expenses of all other officers, employees or agents, incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Any repeal or modification of the indemnification provision in the registrant’s certificate of incorporation shall not adversely affect any right or protection of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

The registrant maintains directors’ and officers’ liability insurance covering certain liabilities which may be incurred by its directors and officers in the performance of their duties.

Item 16. Exhibits.

The exhibits listed on the Exhibit Index appearing on page II-3 of this Registration Statement are hereby incorporated by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that:

(1)    For the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(3)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Description
1	Form of Underwriting Agreement.*

2	Fourth Amended and Restated Agreement and Plan of Reorganization dated February 5, 1998 by and among Group Financial Partners, Inc., Group Technologies Corporation, Bell Technologies, Inc. and Tube Turns Technologies, Inc. (incorporated by reference to Appendix A to the Prospectus included in the registrant’s Registration Statement on Form S-4/A filed February 12, 1998 (No. 333-20299)).

4.1	Certificate of Incorporation of registrant (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form S-8 filed May 9, 2002 (No. 333-87880)).

4.2	Bylaws of Registrant (incorporated by reference to Exhibit 4.2 to the registrant’s Registration Statement on Form S-8 filed May 9, 2002 (No. 333-87880)).

4.3	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 to the registrant’s Form 10-K for the fiscal year ended December 31, 1998 filed on March 5, 1999 (Commission File No. 000-24020)).

4.4	Rights Agreement dated as of October 23, 2001 between registrant and LaSalle Bank National Association, as Rights Agent, including as Exhibit A the Form of Certificate of Designation and as Exhibit B the Form of Right Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s Form 8-K filed on October 23, 2001 (Commission File No. 000-24020)).

5	Opinion of Wyatt, Tarrant & Combs, LLP.*

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Wyatt, Tarrant & Combs, LLP (included in Exhibit 5).*

24	Power of attorney (included on the signature page of the Registration Statement).

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, Commonwealth of Kentucky, on February 12, 2004.

SYPRIS SOLUTIONS, INC.

By:	/s/ JEFFREY T. GILL

Jeffrey T. Gill, President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey T. Gill and David D. Johnson, and each of them, with the power to act without the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent Registration Statements pursuant to Rule 462 of the Securities Act of 1933 and amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 12th day of February, 2004 in the capacities indicated:

Signature	Title
/s/ JEFFREY T. GILL (Jeffrey T. Gill)	President, Chief Executive Officer and Director

/s/ DAVID D. JOHNSON (David D. Johnson)	Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ ANTHONY C. ALLEN (Anthony C. Allen)	Vice President of Finance and Information Systems (Principal Accounting Officer)

/s/ HENRY F. FRIGON (Henry F. Frigon)	Director

/s/ ROBERT E. GILL (Robert E. Gill)	Chairman of the Board and Director

/s/ R. SCOTT GILL (R. Scott Gill)	Director

/s/ WILLIAM L. HEALEY (William L. Healey)	Director

/s/ ROGER W. JOHNSON (Roger W. Johnson)	Director

/s/ SIDNEY R. PETERSEN (Sidney R. Petersen)	Director

/s/ ROBERT SROKA (Robert Sroka)	Director